FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	Press release dated December 4, 2013, “CN’s 2013 Investor Fact Book”.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: December 4, 2013	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel

Item 1

CN

2013 Investor Fact Book

BALANCING OPERATIONAL AND SERVICE EXCELLENCE

5634
5634

CN offers rail and other integrated transportation services – including intermodal, trucking, freight forwarding, warehousing and distribution. The Company continues to deliver the goods year in and year out.

CN is an engaged corporate citizen, committed to safety for everyone – including its employees, its customers and the public.

CN invests to build shareholder value and stronger communities, while focusing on environmental stewardship and developing a great work environment for its employees.

CN is a true backbone of the economy, transporting approximately $250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network spanning Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico.

’

5,059,000	CARLOADS MOVED IN 2012
	20%	OF CANADA’S EXPORT-BASED TRAFFIC MOVING ON CN’S NETWORK

WEB SITE INFORMATION

For the most up-to-date information, please visit the Investor section of CN’s Web site www.cn.ca/en/investors

A variety of informative documents are available, including annual reports, proxy statements, quarterly earnings, press releases, company presentations and weekly performance metrics.

As used herein, the word “Company” or “CN” means, as the context requires, Canadian National Railway Company and/or its subsidiaries.

This document contains forward-looking statements. The Company cautions that, by their nature, forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and assumptions. Implicit in these statements, particularly in respect of long-term growth opportunities, is the Company’s assumption that such growth opportunities are less affected by the current situation in the North American and global economies. The Company cautions that its assumptions may not materialize and that the current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. The Company cautions that its actual results or performance could differ materially from those expressed or implied in such forward-looking statements. Important risk factors that could cause such differences include, but are not limited to, the effects of adverse general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labour negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in the Company’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on the Company’s Web site, for a summary of major risk factors.

The Company assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event the Company does update any forward-looking statement, no inference should be made that the Company will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND CANADIAN SECURITIES LAWS.

TABLE OF CONTENTS

OVERVIEW

2	Letter from the President
6	Company profile
8	Financial & statistical highlights
10	Balancing operational and service excellence
14	End-to-end supply chain
16	Growing the top line
18	Building a solid team of railroaders
22	Delivering responsibly
32	Use of cash and rewarding CN shareholders
38	Density map

MARKETS

42	Keep an eye on
44	Business unit overview
46	Intermodal
52	Grain & fertilizers
58	Coal
64	Forest products
70	Automotive
74	Petroleum & chemicals
80	Metals & minerals
86	Supply-chain solutions

FINANCIAL INFORMATION

90	Consolidated financial statements
96	Financial & statistical data
98	Reconciliation of non-GAAP measures
102	Shareholder & investor contact information

CN’s most recent stock split (two-for-one), which took the form of a stock dividend, occurred in November 2013. All information in this edition of the CN Investor Fact Book is presented on a pre-stock-split basis.

TICKER SYMBOLS C N R Toronto Stock Exchange C N I New York Stock Exchange

LETTER FROM THE PRESIDENT

Welcome to the 2013 edition of the CN Investor Fact Book, a comprehensive information source that explains CN’s business model, its franchise and book of business. It also lays out CN’s financial performance and plans for the future.

CN continues to advance its agenda of supply-chain collaboration with its sights set on becoming a true supply-chain enabler. The Company sees tremendous value for its customers and shareholders in approaching its business from an end-to-end perspective, with a clear view of the steps in between. This approach constitutes a new paradigm that drives improved supply-chain efficiencies; breaks down silos and encourages meaningful communication and problem-solving; and helps position CN customers to achieve greater competitiveness within their own markets. It is also central to CN’s role as a true backbone of the economy and the Company’s ability to keep fostering prosperity in the North American markets it serves. CN handles approximately $250 billion worth of goods annually and carries more than 300 million tons of cargo, serving exporters, importers, retailers, farmers and manufacturers, touching the lives of people every day.

DEEPENING CN’S STRATEGIC AGENDA

CN has deepened its strategic agenda by building on its industry-leading speed, to focus on the first and last miles of service. The Company has improved its ability and increased its focus to meet customer orders; CN people are working hard to switch customers’ plants and facilities when promised; and CN people are also making sure that they communicate and resolve issues effectively when there are service exceptions. CN people are also tightening up the communications process with respect to promised transit times so that customers have a greater ability to plan their work.

All this requires careful balancing of operational and service excellence. Efficiency and asset utilization remain at the core of CN’s business model, balanced by the clear realization that good customer service is critical to grow and gain a greater share of customers’ business. Operational and service excellence is the foundation for CN’s objective to grow the business faster than the overall economy and achieve that growth at low incremental cost. It also drives the Company’s commitment to create value for shareholders through sustainable financial performance, including strong free cash flow and a solid return on investment. CN’s cash flow performance allows the Company to invest 18 to 20 per cent of revenues in capital programs while increasing shareholder returns through increased dividends and share repurchase programs – CN has increased its dividend 17 consecutive times since privatization in 1995 while initiating several share-repurchase programs.

The passion and dedication of CN’s workforce of over 23,000 employees are key to all Company efforts. That’s why CN continues to make employee engagement a key priority. This is particularly important given the workforce renewal CN is now experiencing through generational change. In the four years ending in 2013, the Company will have worked on welcoming and engaging over 10,000 new employees. The Company has increased the reach of corporate messages to ensure a common understanding of CN’s culture, goals and strategy.

The safety of CN operations and of the communities through which CN trains pass is of utmost importance to everyone at the Company. The long-term improvement in CN’s safety record is being driven by major investments in infrastructure, rigorous track and train inspection, as well as a solid focus on employee training and safety awareness. The Company also works closely with communities through outreach efforts in preparing for and responding to possible transportation incidents. CN’s comprehensive, integrated safety plan, based on people, process and technology, has delivered a substantial improvement in the Company’s safety performance. In fact, CN’s 2012 main-track accident performance was the best on record.

CN’s long-term success is also dependent on the Company’s contribution to a sustainable future. CN people are dedicated to enhancing environmental stewardship as a strategic priority for the Company. CN people focus on emissions and energy efficiency, waste management, land and bio-diversity and a clean workplace to convert that dedication into action.

TAKING ADVANTAGE OF GROW TH OPPORTUNITIES

CN’s objective to grow faster than the overall economy rests on its agenda of supply-chain collaboration, its insistence on continuous service improvement, and the deployment of a culture that encourages nimbleness and values the ability to seize opportunities quickly. To illustrate this commitment, the following pages of this edition of the CN Investor Fact Book include examples of the growth opportunities the Company sees at this point. There are, in fact, several that CN Investor Fact Book readers will want to “Keep an eye on”:

•	in the Intermodal segment, for example, CN’s bold agenda of supply-chain collaboration is paying off with strong growth in that segment;
•
in the manufacturing segment, CN’s strong franchise and end-to-end supply-chain approach will help the Company to take advantage of the U.S. housing market recovery as well as the energy renaissance taking place in North America;

•	and finally, on the bulk side of the business, CN is well positioned to benefit from a record grain crop in Canada and a recovery in the coal market.

GROWING THE BUSINESS AT LOW INCREMENTAL COST

CN is also committed to growing its business while keeping its costs under tight control. That commitment flows naturally from CN’s Precision Railroading mindset but also reflects the fact that the Company’s centre of gravity has been and remains in operations. It is demonstrated through CN’s pursuit of continued efficiency gains and the Company’s conviction that service and efficiency can improve at the same time.

CN’s continued search for efficiency is best captured in its performance according to key operating metrics such as car velocity and locomotive productivity. Both are at the centre of a highly productive and fluid railroad operation, requiring daily engagement in the field. Such engagement is what makes CN target year-over-year gains for all of 2013 in spite of an extremely difficult winter. Such engagement is what leads CN to plan for the expected growth in lumber and other housing-related traffic with fewer cars than the Company had before the Great Recession of 2008-2009. And it is what is now allowing CN to offer valuable car-management services to owners of private cars in the Company’s customer base.

LETTER FROM THE PRESIDENT

CN’s conviction that service and efficiency can improve simultaneously comes from years of strong execution, but also from the Company’s understanding of how service must be designed and how assets need to be mobilized on the network. The Company’s more recent push towards end-to-end supply-chain collaboration represents another frontier for better service and better asset utilization. Thanks to mutual trust and daily engagement around a few key performance indicators (KPIs), it is clear that assets move around more quickly for customers and for CN, be it in intermodal, grain, coal or other markets.

MAINTAINING CN’S MOMENTUM

As CN prepares for 2014 and beyond, the Company is looking to maintain the momentum of growth at low incremental cost it has developed since 2010. CN’s goal is to continue to innovate… continue to improve safety and drive better service and efficiency… and continue to compete as if it still had everything to prove. CN is determined to keep delivering because we are committed to ensuring that our transformation journey continues.

/s/ Claude Mongeau
Claude Mongeau
President and CEO

COMPANY PROFILE

CN is engaged in the rail and related transportation business. The Company’s network of 20,000 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s extensive network, and its co-production arrangements, supply-chain collaboration activities, routing protocols, marketing alliances, and interline agreements, provide its customers with access to all three North American Free Trade Agreement (NAFTA) nations. CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. In 2012, no individual commodity group accounted for more than 20 per cent of revenues. From a geographic standpoint, 17 per cent of revenues relate to United States (U.S.) domestic traffic, 29 per cent transborder traffic, 22 per cent Canadian domestic traffic and 32 per cent overseas traffic.

The Company is the originating carrier for approximately 85 per cent of traffic moving along its network, which allows it to capitalize on service advantages and build on opportunities to efficiently use assets.

CN’s focus is on running a safe and efficient railroad. While remaining at the forefront of the rail industry, CN’s goal is to be internationally regarded as one of the best-performing transportation companies. CN’s commitment is to create value for both its customers and shareholders. By deepening customer engagement, leveraging the strength of its franchise, and delivering operational and service excellence, the Company seeks to provide quality and cost-effective service that creates value for its customers.

CN’s business model is anchored on five core principles: providing quality service, controlling costs, focusing on asset utilization, committing to safety and sustainability, and developing people. Precision Railroading is at the core of CN’s business model. It is a highly disciplined process whereby CN handles individual rail shipments according to a specific trip plan and manages all aspects of railroad operations to meet customer commitments efficiently and profitably. Precision Railroading demands discipline to execute the trip plan, the relentless measurement of results, and the use of such results to generate further execution improvements in the service provided to customers. CN aims to increase velocity, improve reliability, lower costs, enhance asset utilization and, ultimately, help the Company to grow the top line. It has been a key contributor to CN’s earnings growth and improved return on invested capital. The success of the business model is dependent on commercial principles and a supportive regulatory environment, both of which are key to an effective rail transportation marketplace throughout North America.

The basic driver of the Company’s business is demand for reliable, efficient, and cost-effective transportation. As such, the Company’s focus is the pursuit of its long-term business plan, providing a high level of service to customers, operating safely and efficiently, and meeting short- and long-term financial commitments.

To meet its business plan objectives, the Company’s priority is to grow the business at low incremental cost. The Company’s strategy to pursue deeper customer engagement and service improvements is expected to continue to create growth.

COMPANY PROFILE NETWORK MAP

Fort Nelson
Hay River
Prince Rupert
Prince George
Fort McMurray
Edmonton
Kamloops
Vancouver
Calgary
Saskatoon
Regina
Winnipeg
Thunder Bay
Hearst
Sault Ste. Marie
Duluth
Stevens Point
Chippewa Falls
Minneapolis/St-Paul
Arcadia
Green Bay
Fond du Lac
Sarnia
Toronto
Buffalo
Detroit
Conneaut
Toledo
Pittsburgh
Sioux City
Omaha
Chicago
East Peoria
Springfield
St. Louis
Memphis
Jackson
Mobile
Baton Rouge
Pascagoula
New Orleans
Montreal
Quebec
Sept-Îles
Baie-Comeau
Matane
Moncton
Saint John
Halifax
Auburn
Worcester
New London
New York
2012 Geographic distribution
% of freight revenues
29 Transborder
26 Global Asia
22 Domestic Canada
17 Domestic U.S.
6 Global other
CN lines
Secondary feeder and connecting short lines
Short line partners

FINANCIAL & STATISTICAL HIGHLIGHTS

FINANCIAL HIGHLIGHTS

unaudited

in millions, except per share data, or unless otherwise indicated

	2010	2011	2012	2012 H1	2013 H1

Financial results

Revenues	$8,297	$9,028	$9,920	$4,889	$5,132

Operating income	3,024	3,296	3,685	1,778	1,822

Net income	2,104	2,457	2,680	1,406	1,272

Adjusted net income (1)	1,973	2,194	2,456	1,182	1,223

Diluted earnings per share	4.48	5.41	6.12	3.18	2.98

Adjusted diluted earnings per share (1)	4.20	4.84	5.61	2.67	2.87

Weighted-average number of diluted shares (millions)	470.1	454.4	437.7	441.5	426.4

Financial ratios (%)

Operating ratio	63.6	63.5	62.9	63.6	64.5

Debt-to-total capitalization	35.0	38.1	38.5	37.8	39.6

Adjusted debt-to-total capitalization	36.8	40.0	40.4	39.6	41.5

Adjusted debt-to-adjusted EBITDA	1.7 times	1.7 times	1.6 times	1.6 times	1.7 times

Other information

Dividend per share	$1.08	$1.30	$1.50	$0.75	$0.86

Net capital expenditures	1,586	1,625	1,731	613	646

Free cash flow (2)	1,122	1,175	1,006	703	437

(1)	Adjusted to exclude items affecting the comparability of results. See page 98 for a reconciliation of Non-GAAP measures.
(2)	See page 98 for a reconciliation of Non-GAAP measures.

CN’s most recent stock split (two-for-one), which took the form of a stock dividend, occurred in November 2013. All information in this edition of the CN Investor Fact Book is presented on a pre-stock-split basis.

FINANCIAL & STATISTICAL HIGHLIGHTS

STATISTICAL HIGHLIGHTS

	2010	2011	2012	2012 H1	2013 H1

Statistical operating data

Gross ton miles (GTM) (millions)	341,219	357,927	383,754	189,479	197,848

Revenue ton miles (RTM) (millions)	179,232	187,753	201,496	99,373	103,278

Carloads (thousands)	4,696	4,873	5,059	2,491	2,547

Route miles (includes Canada and the U.S.)	20,600	20,000	20,100	20,000	20,000

Employees (end of period)	22,444	23,339	23,430	23,667	23,925

Employees (average for the period)	22,055	23,079	23,466	23,380	23,681

Productivity

GTMs per route mile	16.6	17.9	19.1	9.47	9.89

Rail freight revenue per RTM (cents)	4.14	4.32	4.44	4.45	4.52

Rail freight revenue per carload ($)	1,579	1,664	1,767	1,775	1,832

Operating expenses per GTM (cents)	1.55	1.60	1.62	1.64	1.67

GTMs per average number of employees (thousands)	15,471	15,509	16,354	8,104	8,355

Diesel fuel consumed (US gallons in millions)	355.7	367.7	388.7	194.3	205.2

Average fuel price ($/US Gallon)	2.64	3.39	3.47	3.47	3.52

GTMs per US gallon of fuel consumed	959	973	987	975	964

Rolling Stock

Diesel locomotives	1,839	1,880	1,913	1,925	2,008

Freight cars	70,236	67,796	68,006	68,358	67,560

Statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available; as such, certain of the 2012, 2011 and 2010 comparative data and related productivity measures have been restated.

BALANCING OPERATIONAL AND SERVICE EXCELLENCE

For many years, CN’s relentless pursuit of efficiency has been the Company’s hallmark.The CN Precision Railroading model, which focuses on improving every process that affects continues to guide the Company’s performance. Ultimately, CN is in business to help customers win in their own markets. While CN is a leader in fast and reliable service hub to hub, the Company is truly distinguishing itself by bringing greater value to the entire range of customer touch points.

The Company continues to strengthen its commitment to operational and service excellence through a wide range of innovations anchored on its continuous-improvement philosophy.

CN’s major push in first-mile/last-mile activities is all about quality interaction with customers – from developing a sharper outside-in perspective, to better monitoring of traffic forecasts; from the Company’s car-management distribution activities to higher and more responsive car order fulfillment; from improving customer communication to iAdvise (proactive customer communication system at the local level).

CN’s continued focus on execution supports all of these activities. The Company’s capacity-building investments contribute to enhancing the fluidity of its network. CN’s Fuel Management Excellence program – which deploys state-of-the-art technology and better train handling – results in significant productivity gains and helps reduce greenhouse gas emissions. In addition, because safety enables performance, embedding CN’s safety culture in all aspects of the operations remains a top priority.

BALANCING OPERATIONAL AND SERVICE EXCELLENCE

OPERATIONAL EXCELLENCE

For many years, CN has operated with a mindset that drives efficiency. The Company maintains that philosophy today and works hard to run more efficient trains, reduce dwell times at terminals and improve overall network velocity. With CN’s business model, fewer railcars and locomotives are needed to ship the same amount of freight in a tight, reliable and efficient operation. The railroad is run based on a disciplined operating methodology, executing with a sense of urgency, passion and accountability. Employees across the network embrace this culture.

Operational excellence requires measurement of all aspects of CN’s operations. At CN, everything is scheduled, measured, executed, reviewed and repeated. The Company is constantly fixing noise or pinch points and repeating it all over again. Constant improvement is a part of how CN does business. The Company never accepts the status quo and believes in continuing to strive for operational excellence by raising the bar at every opportunity.

SERVICE EXCELLENCE

At the same time, CN’s broad-based service innovations benefit customers and support the Company’s goal to grow the business faster than the overall economy, which can translate into growing car loadings, revenues and earnings. CN understands the importance of being the best operator in the business, and being the best service innovator as well. Service excellence means expanding CN’s perspective, working more closely with customers and involving all relevant areas of the Company in the process.

CN has broadened its commitment to service excellence through a wide range of continuous-improvement innovations. For example, in bulk markets, the successful CN Scheduled Grain Plan Service has resulted in much improved car-spotting reliability and shows how the Company is driving fundamental innovation in the industry. The Company has also set its sights on becoming a true supply-chain enabler by helping to elevate service performance end to end. CN is pursuing better end-to-end service and greater operating efficiencies while helping customers find their place in global markets. In manufacturing markets, be it in forest products or metals, the Company is focused on better car order fulfillment to gain market share one carload at a time. In Intermodal, CN is taking advantage of supply-chain agreements to open up new gateway markets, building on mutual trust and on the continuous improvements in key performance metrics.

BALANCING OPERATIONAL AND SERVICE EXCELLENCE

KEY OPERATING METRICS

Car velocity
car miles per car day

202 197 205 179 220
2010 2011 2012 Q1 2013 Q2 2013

Cars per yard switching hour

36.7 36.1 38.3 38.8 42.8
2010 2011 2012 Q1 2013 Q2 2013

Gross ton miles per train mile

8,025 8,199 8,324 8,356 8,429
2010 2011 2012 Q1 2013 Q2 2013

Gross ton miles per total horsepower

213 203 204 194 210
2010 2011 2012 Q1 2013 Q2 2013

AAR Terminal dwell time
total system hours

16.6 16.5 15.6 17.8 15.0
2010 2011 2012 Q1 2013 Q2 2013

AAR Average train speed
miles per hour

27.9 27.3 27.2 25.2 27.3
2010 2011 2012 Q1 2013 Q2 2013

KEY SERVICE METRICS

Weekly merchandise car order fulfillment
% (net of rejections)

88 89 95 80 88
2010 2011 2012 Q1 2013 Q2 2013

Switch window compliance
placement % in promised window

86 88 91 88 90
2010 2011 2012 Q1 2013 Q2 2013

Grain spotting performance
placement % on day promised

85 82 82 55 81
2010 2011 2012 Q1 2013 Q2 2013

BALANCING OPERATIONAL AND SERVICE EXCELLENCE

KEY OPERATING METRICS

Car velocity measures the average miles per day travelled by loaded and empty active cars on line, including system, foreign and private cars – providing a gauge of network fluidity and efficiency.

Cars per yard switching hour measures the number of cars that enter a terminal divided by the total crew hours worked at the terminal, providing an assessment of yard efficiency.

Gross ton miles per train mile is used to monitor train efficiency/productivity and is calculated as the average trailing ton per system train.

Gross ton miles per total horsepower reflects the number of trailing gross ton miles handled on system trains per total horsepower. It is an important measure of the utilization of high-horsepower locomotives.

AAR Terminal dwell time is a measure of yard throughput, calculated as the average time a car resides at the specified terminal location expressed in hours. The measurement begins with a customer release, received interchange, or train arrival event and ends with a customer placement (actual or constructive), delivered or offered in interchange, or train departure event. Cars that move through a terminal on a run-through train are excluded, as are stored, bad-ordered, and maintenance-of-way cars.

AAR Average train speed (miles per hour) is a measure of network fluidity and productivity and reflects the line-haul movement between terminals. The average speed is calculated by dividing train-miles by total hours operated, excluding yard and local trains, passenger trains, maintenance-of-way trains, and terminal time.

KEY SERVICE METRICS

Weekly merchandise car order fulfillment measures performance in meeting total merchandise customer demand, based on the number of cars placed and available the week promised.

Switch window compliance measures performance in switching equipment to the customer within the proper time window.

Grain spotting performance measures the performance in supplying grain customers on the day promised with empty grain cars they ordered.

END-TO-END SUPPLY CHAIN

CN’S END-TO-END SUPPLY-CHAIN APPROACH

CN has initiated many innovative services and products over the years, but none with greater impact than those that flow from the Company’s bold agenda of supply-chain collaboration. CN is an engine of supply-chain capability that ultimately helps its customers succeed in their markets. Opening new markets and helping CN customers win are the keys to CN’s focus on outpacing the economy each year.

CN continues to reinforce its role as a true backbone of the economy and a key player in fostering the prosperity of the North American markets it serves. CN has long been an indispensable transportation supplier for many key sectors in North America, from grain and forest products to metals, chemicals and the automotive sector, moving raw materials, as well as intermediate and finished products to market. With some of the best transit times in the North American railroad industry, and serving ports on both Canadian coasts that are closest to key Asian and European destinations, CN helps its customers win in the markets where they compete.

The next step in expanding the Company’s role is to look at what it can offer customers as a great railroad and also from end to end, with a view to improving efficiency for the entire process. This is a new paradigm, driving end-to-end service for the benefit of those who use CN’s supply chain. The key word is collaboration. The Company is galvanizing all supply-chain players to move away from a silo mentality to daily engagement, information sharing, problem solving, and execution. This approach is driving solid results. Supply-Chain Collaboration Agreements with ports, terminal operators and customers are used to measure success based on team achievements, rather than solely on the individual results of each supply-chain component.

BECOMING A TRUE SUPPLY-CHAIN ENABLER

END-TO-END SUPPLY CHAIN

GRAIN: FROM INNOVATION IN THE SUPPLY CHAIN TO CEREAL AT THE BREAKFAST TABLE

CN has been moving record volumes of grain since initiating its new scheduled grain model in 2010. Not long ago, CN was measuring its spotting of cars on a weekly basis; now CN measures itself to the day, and in 2012 CN achieved an 82 per cent spotting performance, while placing seven per cent more cars than in 2011. This demonstrates that working together with the other players, looking at the supply chain from end to end, the Company can achieve solid results. CN’s supply-chain collaboration and innovation are allowing the Company, in partnership with the grain elevators at the ports and the countryside grain shippers, to increase the throughput capability of the system to new performance levels that a few years ago would have been considered impossible. The end-to-end visibility and the daily engagement that occur on the ground, every day between CN, terminal operators and the grain companies, is translating into greater success for all, getting more of the farmers’ products to market.

The 2013-14 Canadian grain crop is expected to be one of the largest in history. Such a large crop will clearly challenge the entire supply chain. Meeting this challenge successfully will require all supply-chain partners to come together to maximize end-to-end throughput on a consistent basis. Prompt car loading in the Canadian Prairies, steady railway movements from the countryside to ports, and efficient car unloading at port terminals will be critical to ensure solid hopper car fleet velocity. This will ensure that cars can be brought back to the countryside to meet new orders in a timely way. Success – on-time performance according to specifications – depends on the solid collaboration of all supply-chain participants.

From moving the fertilizers that help grow the crops to delivering the grain destined for overseas markets or for North American processors, CN helps this sector to thrive, supporting the performance of Canadian farmers and grain companies.

INTERMODAL: PUSHING THE FRONTIER

Intermodal growth is being fuelled by trade with China and other Asian nations, where CN’s service from the West Coast is resulting in record-high shipment volumes. Agreements with all major ports and terminal operators in Canada and significant improvements in end-to-end service have also generated major growth. West Coast volumes on CN have increased 65 per cent over three years to 2012, well beyond the growth of the economy. CN’s transit time quality, its focus on reduced container dwell times, its system of collaboration, and its daily engagement with its partners have allowed the Company to attract more business. CN’s approach and the high level of cooperation established with shipping lines and terminal operators add up to progress on the ground every day, for the benefit of all supply-chain partners. CN is also providing new and expanded products and services to its international and domestic customers, helping them to be more competitive in the marketplace.

GROWING THE TOP LINE

CN has a diverse book of business. No single business segment accounted for more than 20 per cent of revenues in 2012. With this diversified base and a great network offering access to three coasts, plus a resource-rich and manufacturing-intensive franchise providing access to up to 75 per cent of North American consumers, CN has the ability to grow.

For years, the pursuit of efficiency has been the Company’s hallmark. Through its Precision Railroading business model, the Company has been focused on improving every process involved in delivering customers’ goods. This business model has made CN a leader in asset utilization and in fast and reliable hub-to-hub service. While that focus continues today, CN is now distinguishing itself by balancing operational and service excellence. This involves improving performance at all customer touch points and striving to become a true supply-chain enabler.

CN’s efforts at the first and last mile of contact with customers employ an outside-in perspective, interacting actively to solve problems, and carefully monitoring key performance metrics. The push towards supply-chain enabling builds on collaboration frameworks in several markets, as well as growing knowledge of how to use end-to-end visibility to drive end-to-end service and efficiency.

Through its successes in balancing operational and service excellence, CN is determined to grow more quickly than underlying economic conditions and to do so at low incremental cost. The Company is actively pursuing growth opportunities in a wide range of areas. CN is leveraging the economic recovery in key sectors, such as the U.S. housing market, growing traffic for lumber and panels and for other housing consumables. CN is aiming to capitalize on North America’s energy renaissance. CN is working hard to increase its share in intermodal markets. CN is ready for continued growth.

GROWING THE TOP LINE
SOLID GROWTH PIPELINE

BUILDING A SOLID TEAM OF RAILROADERS

Over 23,000 passionate railroaders are at the heart of CN’s success. Employees working on trains, in rail yards, on the track, in offices and intermodal terminals, all bring essential skills to the process and play an important role in keeping CN’s operations running smoothly.

The Company’s workforce is now going through a major renewal. As such, it is now more important than ever that CN engage its employees in its journey of Operational and Service Excellence.

This demographic shift requires the Company to enhance its focus on hiring the right people, onboarding them successfully, helping them build positive relationships with their colleagues, and helping all the employees grow and develop. It takes a strong vision and a variety of tools to make it happen.

CN’S INTEGRATED TALENT MANAGEMENT STRATEGY

The Company’s Integrated Talent Management Strategy consists of four components: attract, onboard, connect and develop. It is engineered so that CN can attract, develop, and retain the right people to work on the railroad.

ATTRACT

•	Assessing fit through testing and interviews
•	Leveraging Recruitment Ambassadors and employee networks
•	Timely hiring for future business requirements

Throughout North America, a large percentage of railroad employees are nearing retirement age. This challenge presents a great opportunity for CN and the new railroaders who join the Company. To support its hiring efforts, CN has a multi-channel recruitment offering, which includes a workforce planning model, online assessments to complement its candidate selection process, career events, social media, the CN Recruitment Ambassador Program to have CN-experienced railroaders reach out to the next generation of talented professionals about career opportunities at CN, and partnerships with other organizations such as academic institutions, professional groups, and diversity associations.

ONBOARD

•	Ensuring new hires go through the Onboarding program
•	Assessing new employees’ integration experience through regular feedback
•	Expanding scope to maintain engagement

CN is working hard to ensure that newcomers are well integrated into the team. The Company’s 18- to 24-month Onboarding program enables CN people to become familiar with the newest additions to the team. It lets these new employees meet their fellow railroaders, get to know CN’s business

BUILDING A SOLID TEAM OF RAILROADERS

to better appreciate how their contribution ties into the big picture, and understand the full value of their role and their total compensation package.

CONNECT

•	Recognizing those who truly embody What CN Stands For
•	Encouraging feedback and involvement
•	Fostering collaborative union relationships

The Company’s culture of engagement encourages efforts to strengthen connections with and between its people. These efforts include: developing collaborative relationships with CN’s union partners, grievance tracking, various communication tools, recognition programs, Family Days and Diversity Days. They also include surveys to keep a pulse on issues that matter to employees, and programs that promote and financially support their community engagement.

DEVELOP

•	Educating employees about CN’s business and about What CN Stands For
•	Ramping up technical and leadership training
•	Ensuring knowledge transfer

Developing the best railroaders in the industry is a priority for CN. This is important to the Company, and to CN employees as well. The Company has invested in two new training centres and improved curricula for technical training and leadership development. CN’s Employee Performance Scorecard (EPS) continues to help all employees align their performance objectives with the Company’s business plan.

CN IS MEETING THE DEMOGRAPHIC CHALLENGE

Workforce renewal is a major priority for CN. Looking at employee retirements, CN has calculated an eight to 10 per cent annual attrition rate. This has already translated to a turnover of close to half the CN workforce since 2010.

The Company continues to address these changing demographics with extensive recruitment and new training initiatives at all levels.

NEW FACILITIES TO ANCHOR ENHANCED COMPANY-WIDE TRAINING EFFORT

Last year, CN announced a revitalized Company-wide training program to meet the learning needs of its railroaders – both current and future. Two new training centres are at the heart of this effort. The modern facilities are being built in Winnipeg, Man., and Homewood, Ill., near Chicago, and are expected to be operational in 2014.

The Winnipeg and Homewood facilities will be able to welcome 250 to 300 and 100 to 125 trainees each week, respectively. Both newly-hired and seasoned railroaders, from conductors and locomotive engineers to first line supervisors and many other employees, will be able to receive state-of-the-art training at the two sites.

Both facilities can offer hands-on training in indoor learning laboratories, using, for instance, locomotive simulators and dispatcher stations; and in outdoor facilities with dedicated rolling stock. As always, training will incorporate CN’s strong emphasis on safety consciousness.

BUILDING A SOLID TEAM OF RAILROADERS

LABOUR RELATIONS

CANADA

As at June 30, 2013, CN employed a total of 16,536 employees in Canada, of which 12,292 were unionized. From time to time, the Company negotiates to renew collective agreements with various unionized groups of employees. In such cases, the collective agreements remain in effect until the bargaining process has been exhausted according to the Canada Labour Code.

UNITED STATES

As at June 30, 2013, CN employed a total of 7,389 employees in the U.S., of which 5,851 were unionized. As of July 22, 2013, the Company had agreements in place with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company, companies owned by Illinois Central Railroad Company, companies owned by Wisconsin Central Ltd., Bessemer & Lake Erie Railroad Company and The Pittsburgh and Conneaut Dock Company. Agreements in place have various moratorium provisions, ranging from 2010 to 2016, which preserve the status quo in respect of the given collective agreement during the terms of such moratoriums.

QUICK FACTS

•     In 2012, CN hired 2,398 new employees, out of a pool of close to 69,000 applicants.

•     CN’s continued emphasis on trainingin 2012 resulted in a total of more than 861,000 hours of instruction, an average of more than 35 hours per employee.

•     CN has been named one of Canada’s Top100 Employers for 2014 (Mediacorp Canada Inc.), in addition to being among Canada’s 10 Most Admired Corporate Cultures of 2012 (Waterstone Human Capital).

BUILDING A SOLID TEAM OF RAILROADERS

UNIONIZED EMPLOYEES - CANADA AND U.S.

As of June 30, 2013

CANADA	NUMBER	EXPIRATION
Shopcraft, Clerical/ Intermodal functions	3,779	31/12/2014
Track Forces	2,916	31/12/2014
Locomotive Engineers	1,630	31/12/2014
Rail Traffic Controllers	198	31/12/2014
Signals & Communications	700	31/12/2016
Conductors & Yard Coordinators	2,981	22/07/2016*
Special Agents	69	31/12/2017
Other	19	

UNITED STATES	
Enginemen, Conductors and Yard Coordinators	1,551
Track Forces	1,368
Locomotive Engineers	1,030
Shopcraft	986
Clerks	380
Signals & Communications	361
Other	175

CN WORKFORCE *As of June 30, 2013*	CANADA	U.S.	TOTAL
All Employees	16,536	7,389	23,925
Unionized Employees	12,292	5,851	18,143
Non-unionized Employees	4,244	1,538	5,782

* *On October 31, 2013, CN reached a tentative collective agreement which is pending ratification.*

ZIM
40

DELIVERING RESPONSIBLY

CN’s goal is to be the safest railroad in North America by establishing and fostering an uncompromising safety culture. This is essential for sustained leadership in safety. Nothing is more important to CN than running a safe operation. CN’s long-term success is also tied to its contributions to a sustainable future. As an important link in the global supply chain, CN works to support long-term profitable growth that benefits all stakeholders and to be internationally regarded as one of the best-performing, sustainable transportation companies.

PUTTING SAFETY FIRST

CN invests significantly in training, coaching, recognition and employee-involvement initiatives in order to strengthen its safety culture. As the Company welcomes thousands of new employees, continued strengthening of CN’s safety culture will be of utmost importance.

Safety consciousness permeates every aspect of CN’s operations, from locomotive cabs to trackside, to shops, to administrative offices and the boardroom.

CN’s safety objectives are always ambitious, and that is by necessity. That’s the nature of the Company’s continuous-improvement mindset in the quest to run North America’s safest railroad.

The Company’s long-term safety improvement is driven by continued significant investments in infrastructure, rigorous safety processes and relentless focus on employee training and safety awareness.

CN’s Safety Management System (SMS) incorporates safety into daily operations by focusing on initiatives in three key areas: People, Process, and Technology and Capital.

DELIVERING RESPONSIBLY

PEOPLE

CN continues to strengthen its safety culture through significant investments in training, coaching, recognition and employee-involvement initiatives.

Safety Culture: CN is the only railroad in North America to measure safety culture. The Company measures its safety culture performance through employee-perception surveys and through risk assessments. Transport Canada and working groups of the Railway Safety Act Review have recognized the Company’s initiatives as leading-edge.

Activities include: management-led safety summits; intensive field training; the CN Campus technical-training and leadership-development program; a new conductor training program; and a refined on-the-job training program. In addition, two new training centres are being built in Winnipeg, Man., and Homewood, Ill., near Chicago, and are expected to be operational in 2014.

Employee involvement is a fundamental part of CN’s SMS. As an added safety measure, employees are encouraged to communicate continuously with each other as they perform their tasks.

Health and Safety Committees: CN supports its 106 joint union-management committees through training, teaching risk assessments, and providing assistance in developing annual action plans to address the top causes of accidents and injuries. The Company also has an Intranet page for these committees, which includes meeting minutes, safety action plans, risk assessments and key issues.

PROCESS

CN’s process initiatives aim to make safety a systematic part of all railroad activities and to focus on the top causes of accidents and injuries.

Safety Management Plan: This Plan helps supervisors understand Safety Management System components that they must implement or communicate locally. The Company has also expanded its “Expectations for Safety Leaders,” a system-wide standard for general managers, superintendents and functional leaders. CN’s Safety Management Plan is an industry best practice – Transport Canada has included it in its “Safety Management System Guide.”

DELIVERING RESPONSIBLY

Involving Employee Representatives: CN values input from employees and labour representatives. The Company is following through on many key recommendations, including a recognition program for its Health and Safety committees.

Dangerous Goods and Emergency Response: CN’s Dangerous Goods group continuously enhances the Company’s emergency preparedness and system protection – with a strong focus on safety, regulatory compliance and effective emergency response. The group supports TRANSCAER® (Transportation Community Awareness and Emergency Response), an outreach effort to train community emergency response teams situated near rail lines where dangerous goods are transported. More than 50 trained Dangerous Goods Responders provide emergency response support across CN’s system. In 2012, the Dangerous Goods group participated in 262 TRANSCAER® events across the system, bringing critical training to 4,425 community firefighters, police, and other first-responder participants who might encounter situations involving dangerous goods. CN also earned the TRANSCAER® National Achievement Award in 2012.

Responsible Care® (Chemistry Industry Association of Canada, and American Chemistry Council): CN has been a proud Responsible Care® partner since 1998, committing itself to continuous improvement in environment, health, safety and security. CN recently completed a successful Responsible Care® audit of its management systems.

eRailSafe: This program collects, screens, verifies and tracks important contractor information, and facilitates safety-awareness training and tests. It enhances CN’s Contractor Safety Process.

SAFETY CULTURE: FURTHER STRENGTHENING CN’S SAFETY PRACTICES
The safety of CN’s operations and of the communities through which its trains pass is of utmost importance to the Company. The Montreal, Maine and Atlantic Railway rail accident at Lac-Mégantic, Que., was the most devastating in decades and a sober reminder to the industry that safety and the prevention of accidents must be absolute priorities. Building on CN’s robust train-securement policies, the Company has adjusted its safety practices to ensure it is in compliance with the revised Canadian and U.S. regulatory standards regarding the transportation of dangerous goods. These new safety rules enhance the effectiveness of train-securement procedures and safety across the rail industry. CN’s policy is to meet or exceed all regulatory requirements. The long-term improvement in CN’s safety record is also driven by investments in infrastructure, rigorous track and train inspection, as well as a continuing focus on employee training and safety awareness. CN shares information with emergency responders in communities throughout CN’s service territory about the commodities that are handled through their jurisdictions and works closely with communities through TRANSCAER®. This helps communities to understand the movement of hazardous materials and facilitates responses to any incidents that may occur.

DELIVERING RESPONSIBLY

Safety Audits: CN conducts safety audits at three levels – integrated systems audits, regional/functional audits, and local audits. CN has been using these integrated system audits to measure safety culture – a first for the industry. The Company’s follow-up process is designed to ensure that recommended actions are completed and effective. In 2012, supervisors performed close to 400,000 efficiency tests and operational activity observations. These encourage compliance with safety practices, policies and operating rules. They are used for the provision of positive reinforcement to employees, as well as coaching to facilitate improvement.

Risk  Assessments:  Risk  assessments enable  CN employees to understand potential safety hazards so they can prevent or minimize the risk of injury or accident. These are conducted throughout the year with the involvement of Health and Safety committees. Local risk assessments are also conducted in the field through CN’s Field Level Risk Assessment Process. CN continuously updates its Safety and Regulatory Affairs Internet pages to provide field users with important safety information.

TECHNOLOGY AND CAPITAL

For 2013, CN has allotted $2 billion for capital programs. Of this, over $1.1 billion will be spent on track infrastructure to ensure continued safe operation of the railway and to improve network fluidity and productivity. This includes rail, tie, and other track material replacement, and bridge improvement. CN uses a wide range of technology to monitor track as well as rolling stock condition – a proactive approach to risk mitigation. The Company’s industry-leading wayside technology is driving opportunities to improve service, safety and reliability.

Engineering: CN employs a wide variety of technological innovations to monitor its track. These include:

•	Ultrasonic rail flaw detection.
•	CN’s TEST car which is used for track irregularity detection and long-term rail replacement programs.
•	The Company’s Precision Engineering initiative which consolidates many separate engineering processes into a single information system.

DELIVERING RESPONSIBLY

Mechanical: CN’s locomotive fleet renewal allows the Company to improve on safety, reliability as well as fuel-consumption and exhaust-emission reductions. The Company will continue to test liquefied natural gas (LNG)-powered locomotives as a potential means to advance CN’s sustainability agenda and reduce emissions. Other tools in use include:

•	Wayside Inspection System: hot bearing detectors and hot wheel detectors, dragging equipment detectors.
•	Wheel Impact Load Detectors (WILDs): detect wheels which have surface flat spots that can lead to broken wheels and broken rails. CN has the largest and most dense WILDs network in North America.
•	Machine Vision Detectors: provides detailed wheel profile measurements and pictures from trains moving up to 60 mph.
•
Electronic Track Occupancy Permits: allow engineering employees to request and receive electronic track authorities from CN’s Rail Traffic Controllers, using laptops and special software. eTOP improves safety by eliminating the potential for data transcription errors.

Transportation: Many innovations enable CN to optimize performance. These include:

•
Distributed Power (DP) for better fuel efficiency and train handling. With DP, a locomotive can be placed anywhere along the length of a train and be remotely controlled from the lead locomotive. DP power provides the ability to run long trains in cold-weather conditions.

•	Trip Optimizer technology, an intelligent cruise-control system that interacts with topography to automatically determine optimal throttle settings.
•	Locomotive simulators, a valuable tool for engineer training.
•
Wi-Tronix technology provides snapshots that enable CN to monitor locomotive fleet performance anywhere in the network, provide timely response to critical issues, and rapidly analyze causes of incidents.

•	Train marshalling rules – CN uses data analysis and a risk-based approach for implementing train marshalling rules across its network.
•	Positive train control – a system for monitoring and controlling train movements designed to prevent train-to-train collisions.

DELIVERING RESPONSIBLY

DELIVERING RESPONSIBLY

CN’s long-term success is tied to how it contributes to a sustainable future. The Company is committed to the safety of its employees, the communities in which it operates and the environment, delivering reliable, efficient service to support its customers’ success in global markets. CN is also dedicated to providing its employees with a great place to work.

CN has been deepening its commitment to a sustainable operation for many years. The Company believes that the rail mode’s environmental and economic advantages position it as an integral part of efforts to meet challenges such as pollution prevention, greenhouse gas (GHG) emission reduction, and natural resource conservation.

CN’s environment policy covers various aspects of the life cycle of its activities and is the platform for its environmental strategy and Sustainability Action Plan. The Company combines its expert resources, environmental management procedures, training and audits for employees and contractors, and emergency preparedness response activities to help ensure that it conducts its operations and activities while protecting the natural environment.

Environmental stewardship is an important component of CN’s activities. The Company focuses on emissions and energy reduction, waste management, and bio-diversity and land management. CN specialists in many disciplines (biology, environmental engineering, site assessment) carry out the Company’s environmental strategy. These activities include: monitoring CN’s environmental performance in Canada and the U.S. (ensuring compliance), identifying environmental issues inside the Company, and managing them in accordance with CN’s Environmental Policy.

Rail is the most energy-efficient method of moving freight over land, four to six times more fuel-efficient than shipping by truck. The best way in which CN can positively impact the environment is by continuously improving the efficiency of its operations, and reducing its carbon footprint.

CN’s cross-functional sustainability committee meets quarterly to align sustainability priorities with business strategy, and interacts with the Board’s Environment, Safety and Security Committee.

DELIVERING RESPONSIBLY

EMISSIONS AND ENERGY REDUCTION – REDUCING CN’S CARBON FOOTPRINT

Rail

Given that 85 per cent of CN’s GHG emissions are generated by its rail operations, emission reduction in this area is an ongoing priority.

Over the years, and still today, CN’s asset-lean Precision Railroading initiatives, fuel-efficient locomotive acquisitions and locomotive technology upgrades, innovative yard efficiencies and focused fuel-conservation practices contribute to the reduction of its carbon footprint.

FLEETS AND VESSELS

To reduce its carbon footprint in this segment, CN is extending the operational excellence in its rail fleet to the other vehicles the Company operates in its day-to-day business.

Emissions from the operation of CN’s vehicle and vessel fleets, such as Intermodal trucks and Company vehicles, represent approximately eight per cent of its total carbon emissions. Current initiatives to reduce this number include improving CN’s truck fleet efficiency, upgrading CN’s On Company Service Fleet, and enhancing practices in CN’s shipping vessel fleet which includes the replacement of at least one engine on its vessel fleet to enhance fuel efficiency and reduce emissions.

THE CARBON DISCLOSURE PROJECT’S CANADA 200 CLIMATE DISCLOSURE LEADERSHIP INDEX

CN continues to be recognized as a leader for the quality of climate change data it has submitted to the global marketplace through the Carbon Disclosure Project (CDP), the world’s only global environmental disclosure system. For the fourth consecutive year, CN has earned a position in CDP’s Canada 200 Climate Disclosure Leadership Index. This annual index highlights the largest 200 companies listed on the Toronto Stock Exchange (Canada 200) that have displayed a strong approach to the disclosure of information regarding climate change.

BUILDING OPERATIONS

Over the past few years, CN has stepped up its efforts on upgrading the efficiency of its existing real estate, incorporating sustainable design into these new buildings and yards, and creating sustainable IT systems. The latest is CN’s new Calgary Logistics Park.

Every day the Company continues to identify opportunities to reduce its energy consumption, and implement and share energy-reduction programs for its buildings and yards.

BEYOND THE RAILS - OTHER STRATEGIC INITIATIVES
CN constantly pursues the development of service and productivity initiatives. The Company believes that innovative supply-chain solutions will help drive a lower carbon economy and increase awareness among shippers of the strong environmental benefits of shipping by rail. From carbon credits, network velocity and train efficiency to first-mile/last-mile reliability and safety initiatives CN continues to look at ways it can help its customers capitalize on the positive impacts of shipping by rail.

DELIVERING RESPONSIBLY

WASTE MANAGEMENT

CN is committed to sustainable resource management and recognizes that preventing and minimizing the amount of waste being generated throughout its operations will play an important role in its resource conservation efforts. The Company therefore takes the necessary measures to prevent pollution, to conserve, to recycle, and to rationally use the natural resources required for its operations.

CN supports initiatives that prevent the generation of waste at the source and has already initiated programs to reduce both its surplus material and hazardous waste. The Company is committed to redirecting waste away from landfills and hazardous-waste-disposal sites by extending the life of waste materials. To this end, CN has undertaken various waste initiatives, including the reuse of railroad ties, waste water and engine coolants. Across the Company, CN has various recycling programs in place, designed to reduce waste being directed to landfills.

BIO-DIVERSITY AND LAND MANAGEMENT

As the CN network extends to three North American coasts, it passes through a wide range of habitats, including national parks, forests, prairies and wetlands. CN’s ongoing environmental training programs are designed to educate, train and motivate employees and contractors to conduct their activities in an environmentally responsible manner. In order to prevent and correct any negative impact on ecosystems and biodiversity, CN undertakes environmental assessments, bio-diversity and ecosystem protection, and cleanup and remediation activities.

DOW JONES SUSTAINABILITY WORLD INDEX (DJSI)

CN’s sustainability practices have earned it a place as the leader in the Transportation and Transportation Infrastructure Industry sector of the DJSI. This is also the second consecutive year that CN has been listed on the DJSI World Index and the fifth straight year that CN has been listed on the DJSI North American Index.

The DJSI follows a best-in-class approach, surveying sustainability leaders from each industry on a global and regional level. The annual review of the DJSI family is based on a thorough analysis of economic, environmental and social performance, assessing issues such as corporate governance, risk management, branding, climate change mitigation, supply-chain standards and labour practices.

DELIVERING RESPONSIBLY

REGULATION: WORKING TOGETHER WITH THE GOVERNMENT SECTOR IN CANADA AND THE U.S.

Railroads in Canada and the U.S. are subject to extensive safety, security, and economic regulation. CN works closely with various federal, state and provincial, and municipal government bodies.

CANADA

Safety regulation in Canada is the responsibility of Transport Canada, which administers the Railway Safety Act, as well as the rail portions of other safety-related statutes.

In Canada, the Transportation of Dangerous Goods Directorate is responsible for overseeing the Transportation of Dangerous Goods Act which provides rules and standards for the shipment of hazardous materials.

The Company’s rail operations in Canada are subject to economic regulation by the Canadian Transportation Agency under the Canada Transportation Act.

Recent noteworthy regulatory developments include:

•  On June 26, 2013, the Government enacted Bill C-52 which gives shippers a right to an agreement respecting the level of service to be provided by a railway company. Bill C-52 also sets out a process by which the level of service to be provided by the railway company can be established through an arbitration process in the event that the parties cannot reach agreement through their own commercial negotiations. The arbitration process is not available to a shipper in respect of a matter that is governed by a written agreement between the shipper and the railway company or in respect of traffic that is subject to a decision issued under the final arbitration process.

•  On July 23, 2013, following a significant derailment involving a non-related short line railroad in Lac-Mégantic, Que., the Federal Minister of Transport issued an Emergency Directive under the Canada Railway Safety Act to enhance the effectiveness of train-securement procedures and safety across the Canadian rail industry and to help reduce the risk of unintended train movements that could lead to catastrophic accidents. Transport Canada also issued an order requiring all federally regulated railways to formulate or revise rules, as the case may be, respecting the securement of unattended locomotives and crew size requirements. CN has reviewed its safety policies for unattended trains and adjusted its safety practices to comply with Transport Canada’s order.

U.S.

Rail safety regulation in the U.S. is the responsibility of the Federal Railroad Administration (FRA) which administers the Federal Railway Safety Act as well as the rail portions of other safety statutes.

Under the various rail safety regulations, rules and standards are prescribed for railway operations, track safety, freight cars, locomotives, work/ rest provisions, grade crossings and other matters.

The Company’s U.S. rail operations are subject to economic regulation by the Surface Transportation Board.

DELIVERING RESPONSIBLY

SECURITY

On the security front, the Company is subject to regulation by the Canada Border Services Agency (CBSA).

In the U.S., safety matters related to security are overseen by the Transportation Security Administration, which is part of the U.S. Department of Homeland Security; and the Pipeline and Hazardous Materials Safety Administration, which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border Protection, which is part of the DHS. CN has a longstanding leadership in the security area through its participation in the Customs-Trade Partnership Against Terrorism Program led by U.S. Customs and CBSA’s Partners-in-Protection Program.

CORPORATE GOVERNANCE

CN is committed to adherence to the highest standards of ethical business conduct in its governance practices. These practices are designed to assist the Company in the achievement of its principal corporate objective, which is the enhancement of shareholder value on a long-term basis. Respected corporate governance authorities and experts recognize CN as a leader in this field. The Company has received the IR Magazine Canada Awards program’s Best Corporate Governance Award on two occasions. In 2011, CN was also awarded the Canadian Coalition for Good Governance – Gavel Award for Best Disclosure of Board Governance Practices and Director Qualifications and in 2012, the Gavel Award for Best Disclosure of Approach to Executive Compensation. CN believes that its rigorous, vigilant approach to corporate governance is an important contributor to the Company’s ongoing success.

CN strives to be among North America’s leaders in corporate governance. The Company has adopted numerous governance structures and process innovations including:

•	a comprehensive Corporate Governance Manual; and
•	12 (out of 13) independent Board members and an independent Chairman;
•
early voluntary compliance with requirements of the U.S. Sarbanes-Oxley Act of 2002, director-majority voting policy, thorough director and chair performance evaluation procedures, including the development of a competency matrix for selection purposes; and

•	channels for employees and other parties to confidentially report any concerns related to accounting, auditing or corporate ethics.
•	Code of Business Conduct that governs and establishes standards for employee behaviour.

CN’s focus is to create a corporate governance framework that is cohesive and integrated while encouraging an innovative spirit among its employees and management. CN is very proud of its record of good corporate governance over the past decade, as well as the awards and recognition it has received in this field.

USE OF CASH AND REWARDING CN SHAREHOLDERS

CN’s commitment is to create value for its shareholders by striving for sustainable financial performance through profitable top-line growth, strong free cash flow generation and a solid return on investment.

The first use of cash is to reinvest in the business, starting with the safety and integrity of the network. CN also deploys capital to support its many growth and productivity initiatives and its overall strategic agenda.

CN is also focused on returning value to shareholders through dividend payments and share-repurchase programs. CN’s dividend has grown every year since the Company went public back in 1995, increasing at an annualized rate of 16 per cent over that period. The Company’s share repurchase programs are another means of rewarding shareholders. When these two measures are combined, CN returned over $7 billion of capital back to shareholders over the past five years to 2012. Shareholder value creation has also been generated through a strong appreciation in the Company’s share price over the same period.

CAPITAL EXPENDITURES

CN’s strategic agenda is based on a few key thrusts: to run the business safely and responsibly, to drive operational and service excellence, to grow the business faster than base markets, and to do so at low incremental cost. CN’s capital spending is designed to support each of these thrusts. By spending capital on track and roadway, the Company can maintain the safety and integrity of the plant and increase fluidity and capacity to grow the business efficiently. By investing in rolling stock, the Company can take advantage of modern fuel-efficient locomotives, improve the productivity of its trains, and tap growth opportunities in the market. CN’s strategic investments in information technology have been instrumental in supporting Precision Railroading. Access to timely and accurate information provides a critical foundation for the Company’s ongoing efforts to drive innovation and efficiency in service, cost control, asset utilization, safety and employee engagement.

USE OF CASH AND REWARDING CN SHAREHOLDERS

In the five years leading up to and including 2012, CN has spent over $8 billion on capital improvements. In 2012, CN’s capital expenditures, including capital leases, amounted to $1.825 billion. For 2013, the Company expects to invest approximately $2 billion for its capital programs, of which over $1.1 billion is targeted towards track infrastructure to continue to operate a safe railway and improve the productivity and fluidity of the network.

TRACK AND ROADWAY

Expenditures to replace and/or upgrade the basic track infrastructure are generally planned and programmed in advance and carried out by the Company’s engineering workforce. In both 2011 and 2012, approximately 90 per cent of the track and roadway capital expenditures were incurred to renew the basic track infrastructure.

These expenditures include the replacement of rail, ties and other track materials, as well as bridge improvements. These initiatives, combined with CN’s investments in longer sidings over the years, offer train-mile savings, allow for efficient long-train operations and reduce wear on rail and wheels.

Recent major initiatives include:

•  an extended siding program in northern British Columbia, Alberta and northern Ontario;
•  double-track portions of CN’s Saskatchewan mainline, and new signals on the Company’s Alberta mainline to expedite train movements;
•  continued improvements at Kirk Yard in Gary, Ind., and the former Elgin, Joliet and Eastern Railway line; and increased yard capacity and siding additions in the Baton Rouge, La. region; and
•  a $100 million investment in the Edmonton-Winnipeg corridor. This includes an upgrade to CN’s Prairie North Line with new ties and rail as well as new sidings to handle the increased traffic for the line, and to become an important “relief valve” for the Company’s more southerly mainline corridor when necessary, giving CN greater overall network flexibility and resilience.

ROLLING STOCK

CN’s investment in rolling stock surpassed $200 million in 2012. Investments in this area helped to accelerate fleet renewal and to improve fleet quality to meet customer requirements.

Train productivity is being improved through the acquisition of locomotives that are more fuel-efficient than the ones they replace, which will also improve service reliability for customers and reduce greenhouse gas emissions. Part of the acquisition includes new alternating-current locomotives (AC), which represents a first for CN. In addition, CN’s locomotives are being equipped with DP capability, which allows the Company to run longer, more efficient trains, particularly in cold-weather conditions. DP is also effective for improving train handling, reducing train separations and improving the overall safety of operations.

USE OF CASH AND REWARDING CN SHAREHOLDERS

In 2013, CN’s equipment capital expenditures are targeted to reach approximately $200 million. In order to handle expected traffic increases and improve operational efficiency, CN took delivery in early 2013 of 10 new and 37 second-hand high-horsepower locomotives and expects to take delivery of an additional 30 new high-horsepower locomotives by the end of the first quarter of 2014.

INFORMATION TECHNOLOGY

CN spent approximately $125 million on information and communications technology in 2012 to improve operational efficiency, reliability and customer service. CN’s IT capital envelope is expected to reach $100 million in 2013.

The Company’s strategic investments in information technology over the past decade have been instrumental in supporting its bold agenda. Access to timely and accurate information provides a critical foundation for the Company’s ongoing efforts to drive innovation and efficiency in service, cost control, asset utilization, safety, and employee engagement.

Looking ahead, asset telemetry, wireless communications, and the next generation of business intelligence solutions continue to create new opportunities to advance CN’s agenda of operational and service excellence. Improving mobile access to information and expanding the visibility of real-time data continue to enable CN to take an increasingly proactive approach to decision-making, boosting the Company’s efficiency and enhancing the consistency, reliability and safety of service to its customers.

Major technological and system initiatives over the past few years include:

•
Fuel productivity – CN leads the North American rail industry in fuel efficiency, consuming close to 15 per cent less fuel per gross ton mile overall than the industry average. Information technology plays a key role in CN’s fuel-efficiency improvements, given the importance of systems that allow fuel-usage measurements and monitoring.

USE OF CASH AND REWARDING CN SHAREHOLDERS

CN’s Fuel Management Excellence program reduces fuel consumption with new technologies. For example, Horse Power Tonnage analyzer is an initiative to match horsepower to tonnage: if a train is moving overpowered, the crew receives instructions to shut down one of the units or reduce the notch at which it operates, in order to conserve fuel, without affecting the schedule. Wi-Tronix, a locomotive telemetry system, standardizes and transmits locomotive event recorder (ER) data in real time to the CN back office. The main objective of this tool is to remotely download ER data and other video data from locomotives providing real-time data about how the unit is operating – i.e. speed, notch, direction, location, fuel.

•
CustomerFIRST program – In 2011, CN launched the CustomerFIRST program of eight key initiatives to improve how the Company does business with its customers. The program has become one of CN’s key strategic pillars and has played an important part in generating good service reviews from customers. Some of the initiatives included in this area are empty-equipment demand-and-supply management, expansion of eBusiness capabilities, improved invoice accuracy, innovations in connecting information across customers’ supply-chain partners, and performance scorecards to facilitate focus on continuous-improvement efforts. The program is renewed and updated annually.

•
Positive train control (PTC) – is a system for monitoring and controlling train movements to provide increased safety. The U.S. Rail Safety Improvement Act of 2008 requires all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic inhalation hazard materials are transported. PTC is a collision-avoidance technology intended to override locomotive controls and stop a train before an accident. The Company’s PTC Implementation Plan, submitted in April 2010, has been approved by the FRA. CN’s total implementation costs associated with PTC are estimated to be US$335 million. In August 2013, legislation was introduced in the Senate that would delay PTC implementation by five years to the end of 2020, and in the same month, the U.S. Government Accountability Office published a report recommending that Congress give the FRA authority to extend the deadline for individual carriers on a case-by-case basis.

OTHER CAPITAL EXPENDITURES

In 2012, the Company also invested approximately $150 million in other capital expenditures, including buildings, transload facilities and distribution centres to help grow the business. For 2013, the Company expects to spend approximately $140 million on various projects, including the recently opened Joliet Intermodal Terminal in Illinois, and the completion of its Calgary Logistics Park project in Alberta.

USE OF CASH AND REWARDING CN SHAREHOLDERS

CN’s most recent stock split (two-for-one), which took the form of a stock dividend, occurred in November 2013. All information in this edition of the CN Investor Fact Book is presented on a pre-stock-split basis.
REWARDING SHAREHOLDERS
DIVIDENDS

The Company’s dividend policy is based on overall financial performance and cash flow generation. Decisions on dividend payout are made on an annual and quarterly basis by the Company’s Board of Directors.

CN’s current dividend policy pays a quarterly dividend of 43 cents ($0.43) per common share.

For Canadian and U.S. tax information regarding CN dividends, please consult www.cn.ca/investors.

SHARE REPURCHASE

The Company’s share-repurchase programs, subject to Board approval, are pursuant to a normal course issuer bid, at prevailing market prices or such other prices as may be permitted by the Toronto Stock Exchange.

Over the past five years to 2012, CN has repurchased 71.2 million shares through normal course issuer bids at an estimated weighted average price of $66.77, for a total cash expense of $4,754 million.

On October 22, 2013, the Company announced a new share repurchase program for cancellation of up to 15 million common shares, representing approximately 4.1 per cent of the common shares issued and outstanding of the Company not held by insiders on October 15, 2013. The new repurchase program, started on October 29, 2013 and will end no later than October 23, 2014. The price to be paid by CN for any common shares will be the market

USE OF CASH AND REWARDING CN SHAREHOLDERS

price at the time of acquisition, plus brokerage fees, and purchases made under issuer bid exemption orders which will be at a discount to the prevailing market price as per the terms of the Ontario Securities Commission orders.

STOCK SPLIT

CN has split its stock on four occasions since its November 1995 IPO. The most recent stock split, a two-for-one stock split occurred in November 2013.

STOCK PERFORMANCE

CN continues to create value for its shareholders. Looking back on the past five years to 2012, the compound rate of return to shareholders, including dividends, has been 16 per cent per year.

With a clear strategic agenda, driven by a commitment to innovation, productivity, supply-chain collaboration, and running trains safely while minimizing environmental impact, CN continues to aim to create value for its shareholders.
CN Stock splits Pay date	Split ratio
September 27, 1999	2 for 1
February 27, 2004	3 for 2
February 28, 2006	2 for 1
November 29, 2013	2 for 1

Hay River
Fort Nelson
Prince Rupert
Fort McMurray
Prince George
Taverna
Edmonton
Kamloops
Calgary
Vancouver
Saskatoon
Regina

CN WESTERN CORRIDOR
Millions of GTMs per route mile

ROUTES	2011	2012
Winnipeg - Chicago	43.7	48.4
Edmonton - Winnipeg	75.2	82.3
Vancouver - Edmonton	85.7	89.6
Prince Rupert - Taverna	36.9	43.2

CN SOUTHERN CORRIDOR
Millions of GTMs per route mile

ROUTES	2011	2012
Chicago - Port Huron	40.2	39.2
Chicago - Memphis	35.3	37.2
Memphis - Jackson	43.0	47.8
Jackson - Mobile	12.0	11.1
Jackson - New Orleans	21.1	26.4

2013 CN | INVESTOR FACT BOOK
38

CN AVERAGE TRAFFIC DENSITY MAP

Winnipeg
Thunder Bay
Hearst
Duluth
Sault Ste. Marie
Stevens Point
Green Bay
Minneapolis
Fond du Lac
Toronto
Buffalo
Sarnia
Detroit
Toledo
Conneaut
Pittsburgh
Sioux City
Omaha
Chicago
East Peoria
Springfield
St. Louis
Memphis
Jackson
Mobile
Baton Rouge
Pascagoula
New Orleans
Sept-Îles
Baie-Comeau
Matane
Moncton
Quebec
Saint John
Halifax
Montreal
Auburn
New London
New York
MILLIONS OF GTMS PER ROUTE MILE
based on 2012 results
Over 50 million GTMs per route mile
30-50 million GTMs per route mile
10-30 million GTMs per route mile
Up to 10 million GTMs per route mile

CN EASTERN CORRIDOR

Millions of GTMs per route mile

ROUTES	2011	2012
Halifax - Quebec	14.9	15.1
Montreal - Quebec	36.0	36.2
Toronto - Montreal	62.0	62.4
Winnipeg - Toronto	37.9	39.5
Sarnia - Toronto	44.8	43.8

KEEP AN EYE ON

CN’S INTERMODAL FRANCHISE

Revenues for the Intermodal segment grew by close to 50 per cent over the three years to 2012 stemming from growth in international trade and a recovering North American economy. But that’s only part of the story. CN’s bold agenda of supply-chain collaboration is also paying off. CN has collaboration agreements in place with all major ports and terminal operators in Canada, focusing on continued improvements in terminal dwell, and train slot utilization and balance, while driving efficiency for the whole supply chain.

CN has established new service and product offerings to its international and domestic customers. In 2013, CN opened a new state-of-the-art logistics park in Calgary, Alta., and two new terminals in Indianapolis, Ind., and Joliet, Ill., providing greater reach and additional destinations for its customers. In addition, new products such as container sleds to handle steel products and refrigerated service for long-haul frozen and chilled products are also opening new opportunities.

THE U.S. HOUSING RECOVERY

CN is well positioned to benefit from a recovery in the U.S. housing market. CN’s focus on car velocity and relentless pursuit of yard productivity will allow it to handle growing volumes of lumber and panels to the U.S. At the same time, CN will continue to support the growth of its lumber customers who serve the Asian market.

Lumber and panels are only two of the many commodities that will benefit from the housing recovery. Close to 10 per cent of CN revenues are tied to the housing market, including intermodal containers with housing consumables (such as furniture, televisions, and patio sets), metals (such as steel, copper, aluminum, and zinc), roofing materials, appliances and other commodities.

CN’s strong franchise in North America, a leadership position in the movement of forest products, and expected improvements in the housing market in the U.S., bode well for the Company’s future growth.

KEEP AN EYE ON

THE ENERGY RENAISSANCE

The emerging changes in the North American energy market are wide-ranging. CN is seeing a lot of growth in crude movements and in all of the commodities that are related to the development of oil-and-gas resources across North America. Rail transportation is becoming a compelling means of achieving better performance throughout the supply chain.

CN’s unique franchise and end-to-end supply-chain approach provides the Company with solid growth opportunities in energy-related traffic. Whether it’s CN’s access to the Canadian oil sands for heavy crude and condensate, its strong network in Wisconsin for frac sand, shipping small-diameter pipes for drilling or large-diameter pipes for pipeline construction, CN is well positioned to benefit from North America’s energy renaissance.

In addition, the low-price environment for natural gas in North America is providing some opportunities for new and expanding petro chemical and fertilizer facilities on the continent over the coming years.

CN’S COAL BUSINESS

Over the last three years, CN has been building innovative end-to-end supply-chain agreements and developing an exclusive information system to better manage the flow of coal from the mine to the ship. Working with customers and coal terminal operators, CN makes the most of the supply chain by helping to drive better synchronization between producers, rail terminals and vessels. This generates greater productivity and fluidity across the entire supply chain. This approach is unique to the rail industry.

Current coal market conditions are soft, whether export metallurgical coal to Asia or thermal coal exports to Europe. However, CN is well positioned to benefit from a recovery in the coal market. CN’s strong collaboration with its coal customers and terminal operators, its proven access to high-quality metallurgical coal in Canada and scarce and expanding port capacity on the Canadian West Coast and U.S. Gulf Coast are expected to provide the Company with good opportunities as international demand for coal improves.

BUSINESS UNIT OVERVIEW

	Revenues millions of dollars			Carloads thousands			RTMs millions

Full year	2012	2011	Change	2012	2011	Change	2012	2011	Change

Petroleum & chemicals	1,640	1,420	15%	594	560	6%	37,449	32,962	14%

Metals & minerals	1,133	1,006	13%	1,024	1,013	1%	20,236	18,899	7%

Forest products	1,331	1,270	5%	445	443	–	29,674	29,336	1%

Coal	712	618	15%	435	464	(6)%	23,570	19,980	18%

Grain & fertilizers	1,590	1,523	4%	597	592	1%	45,417	45,468	–

Intermodal	1,994	1,790	11%	1,742	1,584	10%	42,396	38,563	10%

Automotive	538	484	11%	222	217	2%	2,754	2,545	8%

Total rail freight revenues	8,938	8,111	10%	5,059	4,873	4%	201,496	187,753	7%

Other revenues	982	917	7%

Total revenues	9,920	9,028	10%

	Revenues millions of dollars			Carloads thousands			RTMs millions

First half	2013	2012	Change	2013	2012	Change	2013	2012	Change

Petroleum & chemicals	935	797	17%	300	292	3%	21,395	17,834	20%

Metals & minerals	586	566	4%	518	513	1%	10,197	10,007	2%

Forest products	694	672	3%	224	225	–	14,809	14,988	(1)%

Coal	352	354	(1)%	207	215	(4)%	11,285	11,600	(3)%

Grain & fertilizers	784	763	3%	275	282	(2)%	21,451	22,197	(3)%

Intermodal	1,035	986	5%	909	850	7%	22,736	21,290	7%

Automotive	280	283	(1)%	114	114	–	1,405	1,457	(4)%

Total rail freight revenues	4,666	4,421	6%	2,547	2,491	2%	103,278	99,373	4%

Other revenues	466	468	–

Total revenues	5,132	4,889	5%

INTERMODAL

The Intermodal group consists of two main segments: domestic and international. Both use common inland intermodal terminals that are located near major urban centres, allowing goods to enter virtually every market in North America and overseas.

$1,994M

2012 Market Breakdown
% of revenues

56 International
44 Domestic

Revenues
$ in millions

2010	2011	2012	H1 2012	H1 2013
1,576	1,790	1,994	986	1,035

+11% 2011 – 2012

+5%

Carloads
in thousands

2010	2011	2012	H1 2012	H1 2013
1,455	1,584	1,742	850	909

+10% 2011 – 2012

+7%

RTMs
in millions

2010	2011	2012	H1 2012	H1 2013
35,803	38,563	42,396	21,290	22,736

+10% 2011 – 2012

+7%

2012 AVERAGE LENGTH OF HAUL 1,767 miles

INTERMODAL

INTERNATIONAL

CN Intermodal’s international segment transports import and export container traffic through CN’s Intermodal terminals on behalf of ocean-carrier companies. CN’s rail connections to all three North American coasts (Atlantic, Pacific and Gulf of Mexico) provide a competitive offering to international steamship companies looking to move containers to and from North America.

KEY PERFORMANCE INDICATOR (KPI) GLOWING BOX REPORT

Glowing Box Reports are a useful exception-reporting tool for CN Intermodal. They enable the team to focus on containers at the ports with dwell times exceeding 72 hours and at inland terminals with dwell times exceeding 24 hours. These reports help the supply chain to focus on problems and solutions.

CN’s route to and from the West Coast benefits from the lowest grades through the Rockies, leading to fuel efficiency and quick speed to market. For example, CN leads the industry on its route to Chicago in terms of fuel consumption and carbon footprint.

Intermodal growth is driven by trade with China and other Asian nations, where CN service through Prince Rupert, B.C., and Vancouver, B.C. is resulting in strong growth. CN’s supply-chain approach has been a key growth driver for the segment through innovative collaboration agreements with all major ports and terminal operators in Canada, developed with real-time performance metrics and a proactive approach. CN has contributed to significant improvements in end-to-end service through fast transit times and focused collaboration with its partners. The Company has attracted new business by working closely with terminals and customers.

This innovative approach and collaboration with key stakeholders enable all parties to redefine transportation time and offer a true door-to-door competitive service.

REDEFINING TRANSPORTATION TIME; TAKING A SUPPLY CHAIN APPROACH

CN has been increasing its Intermodal footprint in the U.S., adding new terminals, including two in 2013 (Joliet, Ill. and Indianapolis, Ind.). These terminals, plus steel-wheel interchange agreements with other railroads, are enabling CN to enhance its product offering in the U.S. This provides added flexibility and options to ocean carriers who may look at discharging more traffic at CN-served ports. Four years ago, about 25 per cent of CN international containers from the West Coast were destined for the U.S. Today that number exceeds 40 per cent.

INTERMODAL

Prince Rupert
Prince George
Fort Nelson
Hay River
Fort McMurray
Edmonton
Kamloops
Saskatoon
Vancouver
Calgary
Regina
Winnipeg
Thunder Bay
Hearst
Sept-Îles
Baie-Comeau
Matane
Moncton
Quebec
Saint John
Halifax
Montreal
Sault Ste. Marie
Duluth
Stevens Point
Chippewa Falls
Minneapolis/St-Paul
Arcadia
Green Bay
Fond du Lac
Sarnia
Brampton (Toronto)
Buffalo
Auburn
Worcester
New London
Detroit
Toledo
Conneaut
New York
Sioux City
Omaha
Joliet
Chicago
East Peoria
Springfield
St. Louis
Pittsburgh
Indianapolis
Memphis
Jackson
Mobile
Baton Rouge
Pascagoula
New Orleans
CN intermodal terminals
CN logistics parks
Ports served by CN Intermodal

MSC

INTERMODAL

Over the years, CN has developed a strong network of logistics parks strategically located in, or adjacent to, CN’s Intermodal rail yards. These parks offer connections to CN’s network that allow for in-park container movement, which significantly reduces dray and handling costs. In 2013, CN opened a new logistics park in Calgary. This facility gives the Company the capacity required for business expansion in southern Alberta for years to come.

Ocean carriers need export traffic to balance their network from points inland and cover the cost of bringing equipment back to the ports. CN has invested in transload facilities to assist ocean carriers in securing inland export commodity traffic. CN works closely with ocean carriers to develop a multitude of export opportunities: grain in the U.S. Midwest and the Canadian Prairies, forest products in Western Canada, pork in the Canadian Prairies, and others.

DOMESTIC

CN Intermodal’s domestic segment is involved in the transportation of consumer products, manufactured goods and natural resources, operating through both retail and wholesale channels within Canada, the U.S, Mexico and transborder. In the door-to-door retail service offering, CN provides all the required equipment along with in-house CNTL trucking services, giving customers access to close to 75 per cent of the North American population. CNTL is one of Canada’s largest trucking companies operating with more than 700 drivers and a fleet of 6,000 chassis and 6,000 containers.

The wholesale offering provides terminal-to-terminal train service to motor carriers, intermodal marketing companies, third-party logistics companies, couriers and other transportation intermediaries in conjunction with CN partners. The wholesale partners provide all required trucks and containers.

Consumer staples drive CN’s domestic segment, with ongoing growth generally tied to the economy and conversion from trucks and other competitors. This market-driven offering is advantageous to customers and focuses on truck-competitive, cost-effective service.

CN has a fleet of approximately 8,400 dry and heated 53-foot containers and 40-foot insulated EcoTherm containers. The EcoTherm product protects goods through a temperature-controlled insulated 40-foot container that does not require fuel, thus making it a greener and cleaner transportation solution. CN also has access to 20-foot and 40-foot boxes from its ocean carrier customers to market to its domestic customers. These boxes would otherwise be returned empty from the U.S. or central Canada to ports.

INTERMODAL

The domestic-market headhaul lanes are often the backhaul (export) lanes for the ocean carriers. The use of these one-way boxes in CN’s Domestic Repositioning Program (DRP) provides low-cost capacity to domestic shippers and reduces inland costs for ocean carriers. CN continues to expand the DRP service, which is now offered in the U.S. This enables the Company to improve its market share of international boxes as it helps to improve ocean carriers’ round-trip economics. Today close to 20 per cent of CN-handled 40-foot container imports through the West Coast are used in the Company’s DRP.

CN’s domestic service is also benefiting from new product offerings which include transborder reefer and less-than-truckload (LTL) services and specialized equipment to enter new markets (e.g. trays for steel products and flexitanks for liquids).

OUTLOOK

The international segment will continue to benefit from CN’s supply-chain approach and collaboration with ports and terminal operators. New service offerings are aimed at helping the Company gain additional market share. In addition, international container trade is expected to outpace the overall economy.

The domestic segment has solid growth potential, in light of the service advantages rail can offer over other transportation modes. Additionally, CN’s innovative approach using new services and new products, provides optimal shipping solutions for customers.

INTERMODAL FLEX

CN offers carload customers added flexibility with intermodal shipping options. For example, CN Forest products customers can load lumber in centrebeam cars or in containers if they have compatible loading facilities. Intermodal Flex enhances CN’s service offering.

SUPPLY-CHAIN PERSPECTIVE. STRONG SERVICE PERFORMANCE

GRAIN & FERTILIZERS

$1,590M

2012 Commodity Breakdown
% of revenues

32	Oilseeds
27	Food grains
22	Feed grains
11	Fertilizers
8	Potash

Revenues
$ in millions

+4%
2011 – 2012
1,418
2010
1,523
2011
1,590
2012
763
H1 2012
784
H1 2013
+3%

Carloads
In thousands

+1%
2011 – 2012
579
2010
592
2011
597
2012
282
H1 2012
275
H1 2013
-2%

RTMs
In millions

Flat
2011 – 2012
44,549
2010
45,468
2011
45,417
2012
22,197
H1 2012
21,451
H1 2013
-3%

2012 AVERAGE LENGTH OF HAUL 777 miles

GRAIN & FERTILIZERS

The Grain and fertilizers commodity group is involved with the movement of grain, fertilizers, and other agricultural products, primarily in Western Canada and the U.S. Midwest. In 2012, about 68 per cent of Grain traffic moved by CN originated in Canada, while 32 per cent originated in the U.S. Revenues from grain and processed grain products, which accounted for about 81 per cent of the total for this commodity group in 2012, are well balanced among three main segments: oilseeds and oilseed products (primarily canola seed, soybeans and oil and meal), food grains (mainly wheat, oats and malting barley), and feed grains and processed products (including corn, barley, peas, ethanol and dried distillers grain). In addition, CN moves significant volumes of grain and processed products with its domestic and international container segments, using Sell One CN to meet the complex needs of the global grain trade.

CN’s transformational Scheduled Grain Service Plan for Western Canada applies Precision Railroading to grain car deliveries so that cars arrive at specific elevators on scheduled days every week, resulting in a fundamental improvement in system reliability.

GRAIN

The majority of grain produced or processed in Western Canada is exported, predominantly by rail to the various port facilities or to destinations in the U.S. Crop production varies year to year, depending on seeded and harvested acreage, the mix of grains produced, and crop yields. Grain exports also vary, influenced by crop production and quality, international market conditions, and foreign government policies. Key offshore markets for western Canadian grain include the Pacific Rim and the Middle East. Most western Canadian grain exported to offshore markets is moved from a network of high-throughput elevators well positioned along CN’s lines in the grain-growing areas of northeastern British Columbia, Alberta, Saskatchewan, and Manitoba, to port terminal elevators that load vessels in Vancouver and Prince Rupert, B.C., and Thunder Bay, Ont. CN also moves western Canadian grain and processed products to eastern Canadian and U.S. Gulf ports for export, and to a variety of receivers in North America.

Part of CN’s grain shipments from Western Canada are subject to ”revenue cap“ regulation under Canadian legislation. This includes CN’s grain shipments to the ports of Vancouver, Prince Rupert and Thunder Bay, but excludes grain exported to the U.S. Regulated western grain shipments are subject to a maximum revenue entitlement that a railway may earn during a given crop year. Railway companies are free to set freight rates for western grain shipments, but total revenues are limited during a given crop year to an amount determined annually by the Canadian Transportation Agency (CTA). This amount is based on a statutory formula that takes into account the volume and length of haul of grain

GRAIN & FERTILIZERS

CN-SERVED MAJOR GRAIN ELEVATORS

EDMONTON
SASKATOON
CALGARY
WINNIPEG
100+ Car spots
50+ Car spots
25+ Car spots

GRAIN & FERTILIZERS

movements in that crop year and a CTA-determined railway input price index. In 2012, grain traffic subject to the revenue cap accounted for approximately 65 per cent of CN’s Canadian grain revenues and approximately six per cent of its freight revenues.

In the U.S., the CN rail system is well positioned in the heart of an important grain-producing territory. Four states where CN originates grain traffic – Illinois, Iowa, Michigan, and Wisconsin – produce, on average, about 40 per cent of the corn and soybeans grown in the U.S. CN’s domestic grain movements include corn and soybeans from these states to large grain processors in Illinois, Iowa, Tennessee, and Mississippi. Other domestic grain movements are to the poultry-feeder markets in southeastern U.S., which rely on corn for feed. CN also moves grain and grain products to major export facilities on the Mississippi River in Louisiana near the Gulf of Mexico.

CN participates in the movement of processed grain products. Some of the leading global agribusiness entities have grain- and oilseed-processing plants located on CN lines in Canada and the U.S. Soybean and canola meal, corn gluten feed, barley malt, vegetable oils, corn syrup, and starches are among the processed products moved by CN. These products move mostly in private rail equipment and containers.

CN has access to 22 ethanol-production facilities in the U.S. and Canada, with an estimated annual production capacity of 1.3 billion gallons. The Company provides efficient access to key consumers in the U.S. Midwest. CN also has access to an additional 700 million gallons of ethanol production capacity on U.S. short lines. CN’s ethanol traffic reached close to 35,000 carloads in 2012, up from 13,000 in 2006. These products move exclusively in private rail equipment.

Fertilizers

Fertilizers and potash generated 19 per cent of CN’s Grain and fertilizers revenues in 2012. CN is a significant shipper of fertilizers such as potash, urea and ammonia originating in Western Canada and the U.S.

Canada is the largest producer of potash in the world and CN serves or has access to all major potash mines in Saskatchewan, the centre for western Canadian production. The majority of Canadian potash moves by rail to markets in the U.S. or to ports for export to overseas markets. CN signed a 10-year agreement, effective July 1, 2012, to transport Canpotex potash shipments to export markets. Via its southern British Columbia line, CN hauls a portion of Canpotex exports bound for CN-served Neptune Terminals in North Vancouver. Train design is highly efficient, using DP locomotives pulling up to 170-car trains.

In the United States, CN serves producers and consumers of various types of fertilizers, including nitrogen solutions, ammonium nitrate, urea and phosphate fertilizers. North American fertilizer production is heavily affected by the price of natural gas – a main raw material for most fertilizer production. These products move in a mix of private and CN rail equipment.

OUTLOOK

Annual grain volumes vary with the size and quality of the crop produced, international market conditions and foreign government policies. CN believes

GRAIN & FERTILIZERS

that the strength of its network, supply-chain focus, and its execution capabilities, position it as an important player in the grain supply chains of its customers. In the U.S., the key CN-served states of Illinois, Iowa, Michigan and Wisconsin will continue to play a major role in supplying the demand for corn and soybeans in domestic and international markets. In Canada, CN’s extensive grain-gathering network and export connections, including unique access to two West Coast ports, are a competitive advantage that will allow it to grow with the Canadian grain industry, whether in wheat, canola or other crops.

CN is an important participant in the delivery to North American markets of vegetable oil and meal produced by the Canadian oilseed processors. The Canadian canola-crushing industry has expanded capacity in response to increased demand for low-trans-fat edible oils and bio-diesel fuels. The nine oilseed crushing plants served by CN in Canada operate three quarters of the country’s production capacity and account for more than half of all global trade in canola seed, meal and oil.

Although potash markets are softer in 2013, CN continues to benefit from the new 10-year agreement with Canpotex to ship potash offshore. The world’s growing population and limited arable land mean that crop-yield improvements will play a critical role in meeting the increasing demand for food, underscoring solid demand for fertilizers. CN is well positioned to benefit from an increase in demand through its North American franchise and its connections to key ports. In addition, CN and Canpotex continue to work on the feasibility of a potential new potash export gateway terminal in Prince Rupert, B.C., which would be served by CN over its northern B.C. line.

CONTAINERIZED GRAIN EXPORTS

CN is working closely with partner ocean carriers to provide match-back for their containers. A match-back occurs when inbound marine containers, 20-foot or 40-foot boxes, are reloaded inland or at the port with grains and grain products and handed over to outbound ocean carriers for exports. For ocean carriers, export opportunities such as grains (specialty crops) or processed grain shipments enable them to cover the cost of shipping otherwise-empty containers back to Asia, and improve round-trip economics. For grain traders, containerization provides key benefits, including, added capacity, faster transit time, and traceability of the cargo, namely, the ability to preserve the identity of the grain and trace it back to its origin. Also, containerization enables buyers in specific geographic markets to purchase smaller quantities of grain and minimize both working capital and storage costs at destination. CN CargoFlo® is a network of bulk-distribution terminals which transfer grain and grain products from railcars to trucks and outbound ocean containers. CN operates three grain facilities: Chicago, Ill., Joliet, Ill., and Chippewa Falls, Wis., and works with independent transloaders located at the ports of Vancouver and Montreal.

COAL

CN's Coal business consists of thermal grades of bituminous coal, of metallurgical coal and petroleum coke. CN has access to 13 coal mines and seven petroleum coke-producing facilities in Canada and the U.S.

$712M

2012 Commodity Breakdown
% of revenues

85	Coal
15	Petroleum coke

	2010	2011	2012	H1 2012	H1 2013
Revenues *$ in millions*	600	618	712	354	352
Carloads *in thousands*	499	464	435	215	207
RTMs *in millions*	19,766	19,980	23,570	11,600	11,285

Revenues: 15% (2011 – 2012); -1% (H1 2012 – H1 2013)

Carloads: -6% (2011 – 2012); -4% (H1 2012 – H1 2013)

RTMs: 18% (2011 – 2012); -3% (H1 2012 – H1 2013)

2012 AVERAGE LENGTH OF HAUL 474 miles

COAL

CN’s Coal business unit shipments are well diversified: metallurgical coal, thermal coal and petroleum coke to offshore markets, as well as thermal coal to U.S. utility companies.

CANADIAN METALLURGICAL COAL

CN’s Canadian metallurgical coal business originates in Western Canada and is destined primarily for Asian markets (Japan, Korea and China) for steel making. CN has access to two export terminals in Vancouver, B.C. (Westshore, Neptune) and an export terminal in Prince Rupert, B.C. (Ridley Terminals). Canada produces proven quality coal. This quality, combined with CN’s end-to-end supply-chain approach and collaboration with key stakeholders (coal companies and terminal operators) presents a compelling and competitive proposition to Asian customers.

CANADIAN THERMAL COAL

CN’s Canadian thermal coal business originates from two mines in Alberta and is mainly exported through Vancouver, B.C., and Prince Rupert, B.C., to Asia for use in electricity production.

U.S. THERMAL COAL

CN’s U.S. thermal coal traffic is destined for both the domestic and export markets. Domestic thermal coal is transported from mines served in southern Illinois, or from western U.S. mines through interchange with other railroads to major utilities in the Midwest and southern U.S. for electricity production.

CN’s U.S. thermal coal business to offshore markets is exported through two main gateways, the Gulf Coast and Western Canada. On the Gulf Coast, CN has access to three export terminals (Convent, La., Burnside, La., and Mobile, Ala.). Traffic is mainly destined for Europe, but also for Asia.

CN also participates in the shipment of U.S. Powder River Basin (PRB) coal to Asia through terminals on the Canadian West Coast in connection with other railroads.

PETROLEUM COKE

Petroleum coke is used for many different applications, based on the quality of the product. Most of CN’s petroleum-coke traffic originates in the Alberta oil sands where petroleum coke is a by-product of the upgrading process. Canada has an abundant supply of petroleum coke in the oil sands. The product is mainly exported to Asia through Prince Rupert, B.C. (Ridley Terminals). CN also ships petroleum coke domestically from refineries in Canada to serve local cement plants and aluminum smelters in Eastern Canada.

OUTLOOK

CN’s overall coal traffic in 2013 has been negatively impacted by continued weakness in the U.S. thermal coal market, which is caused by low natural gas prices and high inventories at utility companies, and by a decline in PRB thermal coal exports due to adverse market conditions. On a positive note,

COAL

both exports of metallurgical coal from Canada and thermal coal from the U.S. through the Gulf Coast continue to remain positive. The Company remains committed to its strategy of leveraging and expanding its export coal franchise across North America. In continued partnership with major coal mines across the CN network, the Company is focused on growing its export coal volumes as global demand improves over the next five to 10 years. CN’s supply-chain approach to markets and its dedication to Operational and Service Excellence will enhance its ability to expand in the coal market. From an industry perspective, Canadian coal mines have proven reserves, with existing mines that can be expanded, and new mines that can be developed to meet any future demand cost-effectively.

Asia’s energy-hungry industry spurs the demand for petroleum coke and is expected to be the primary driver of export growth for Canadian petroleum coke. Asia remains the growth engine in industrial production, and Canada’s oil sands production is expected to increase significantly over the next five to 10 years as well.

Composition of CN Coal shipments % of 2012 CN Coal revenues	Thermal		Metallurgical
Canadian coal
Export	20%		35%
Domestic	*		*

U.S. coal
Export	20%		*
Domestic	20%		*

* These four categories represent in total about 5% of 2012 CN Coal revenues

Main CN-served coal terminals

Terminal			Capacity
		2011	2013	2015
				Projected
Ridley Terminal – Prince Rupert, B.C.		11	16	24
Million metric tonnes

Neptune Terminal – Vancouver, B.C.		9	12.5	18.5
Million metric tonnes

Westshore Terminal – Vancouver, B.C.		29	33	36
Million metric tonnes

Convent Terminal – Convent, La.		4	8	20
Million short tons

Sources: CN, Company reports

COAL

CN provides service to and from the following coal mines and terminals in Western Canada.

CANADIAN FACILITIES

Coal mines		Coal type	Operator	Location	Destination (terminal)	Estimated annual production

1.	Burnt River	Metallurgical	Walter Energy Western Coal Inc.	Tumbler Ridge, B.C.	Ridley	2.0 million tonnes
2.	Cheviot	Metallurgical	Teck Coal Limited	near Cadomin, Alta.	Vancouver, Ridley	2.0 million tonnes
3.	Coal Valley	Thermal	Coal Valley Resources Incorporated	near Robb, Alta.	Vancouver, Winniandy, Ridley	4.0 million tonnes
4.	Grande Cache	Metallurgical	Grande Cache Coal Corporation	Grande Cache, Alta.	Vancouver, Thunder Bay	2.0 million tonnes
5.	Obed	Thermal	Coal Valley Resources Incorporated	Dalehurst, Alta.	Vancouver, Ridley	1.2 million tonnes
6.	Trend	Metallurgical	Peace River Coal Incorporated	Tumbler Ridge, B.C.	Ridley	0.9 million tonnes
7.	Wolverine	Metallurgical	Walter Energy Western Coal Inc.	Tumbler Ridge, B.C.	Ridley, Burns Harbor	2.0 million tonnes
8.	Willow Creek	Metallurgical	Walter Energy Western Coal Inc.	near Chetwynd, B.C.	Ridley	1.6 million tonnes

Terminals		Operator	Location	Estimated annual capacity
1.	Neptune	Neptune Bulk Terminals	North Vancouver, B.C.	12.5 million tonnes
2.	Ridley	Ridley Terminals, Inc.	Prince Rupert, B.C.	16.0 million tonnes
3.	Thunder Bay	Thunder Bay Terminals, Ltd.	Thunder Bay, Ont.	11.0 million tonnes
4.	Westshore	Westshore Terminals	Greater Vancouver (Delta), B.C.	33.0 million tonnes

CN provides service to and from the following coal mines and terminals in the U.S.

U.S. FACILITIES

Coal mines		Coal type	Operator	Location	Destination (terminal)	Estimated annual production

9.	Crown, III.	Thermal	Springfield Coal	Farmersville, Ill.	Various power plants and river terminals	3.0 million tons
10.	Galatia	Thermal	American Coal Company	Galatia, Ill.	Various power plants and river terminals	7.2 million tons
11.	Pond Creek	Thermal	Foresight Energy	Dial, Ill.	Various power plants and river terminals	6.5 million tons
12.	Sugar Camp	Thermal	Foresight Energy	Sugar Camp, Ill.	Various power plants and river terminals	7.0 million tons

Terminals		Operator	Location	Estimated annual production

5.	Cahokia	Cahokia Marine Service	Sauget, Ill. (via GWWR)	5.0 million tons
6.	Calvert City	Southern Coal Handling	Madisonville, Ky. (via PAL)	6.0 million tons
7.	CG&B	Consolidated Grain & Barge	Mound City, Ill.	3.0 million tons
8.	Cook	Cook Coal Terminal	Metropolis, Ill.	20.0 million tons
9.	Duquesne Wharf	Union Railroad	S.E. Pittsburgh, Pa.	8.5 million net tons
10.	GRT 1	Kinder Morgan Energy	Grand Rivers, Ky. (via PAL)	12.0 million tons
11.	GRT 2	Kinder Morgan Energy	Grand Rivers, Ky. (via PAL)	8.0 million tons
12.	Convent Marine Terminal	Raven Energy LLC	Convent, La.	8.0 million tons
13.	IEI	IEI Barge Services	East Dubuque, Ill.	1.7 million tons
14.	KCBX	KCBX	Chicago, Ill.	4.5 million tons
15.	McDuffie	Alabama State Docks	Mobile, Ala.	10.0 million tons
16.	P&C Dock	GLT	Conneaut, Ohio	11.0 million tons
17.	Williams Bulk	Alliant Energy	Williams, Iowa	0.6 million tons

Ramp		Operator	Location	Loading capacity

13.	Carbondale	Knight Hawk Coal	Carbondale, Ill.	1,000 tons per hour

COAL

MINES AND TRANSLOAD TERMINALS

Fort Nelson
Hay River
Prince Rupert
Fort McMurray
Prince George
Edmonton
Saskatoon
Kamloops
Vancouver
Calgary
Regina
Winnipeg
Hearst
Thunder Bay
Duluth
Sault Ste. Marie
Stevens Point
Chippewa Falls
Minneapolis/St-Paul
Arcadia
Green Bay
Fond du Lac
Sarnia
Toronto
Buffalo
Detroit
Toledo
Sioux City
Omaha
Chicago
East Peoria
Springfield
St. Louis
Pittsburgh
Conneaut
Memphis
Jackson
Mobile
Baton Rouge
Pascagoula
New Orleans
Sept-Îles
Baie-Comeau
Matane
Moncton
Quebec
Saint John
Halifax
Montreal
Auburn
Worcester
New London
New York
Terminals
Mines

FOREST PRODUCTS

Among North America's railroads, CN is the largest carrier of forest products and offers the first truly integrated North American transportation solution. Forest products commodities include lumber, wood pulp, paper, panel and other fibres such as wood chips, wood pellets and logs.

$1,331M

2012 Commodity Breakdown
% of revenues

37	Fibres
34	Lumber
20	Paper
9	Panels

Revenues
$ in millions

+5% 2011 – 2012

2010	2011	2012	H1 2012	H1 2013
1,183	1,270	1,331	672	694

+3%

Carloads
In thousands

Flat 2011 – 2012

2010	2011	2012	H1 2012	H1 2013
423	443	445	225	224

Flat

RTMs
In millions

+1% 2011 – 2012

2010	2011	2012	H1 2012	H1 2013
28,936	29,336	29,674	14,988	14,809

-1%

2012 AVERAGE LENGTH OF HAUL 790 miles
FOREST PRODUCTS

CN has extensive rail access to the western and eastern Canadian fibre-producing regions, which are among the largest fibre source areas in North America. In the U.S., the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline connections to other Class I railroads.

The Company’s three-coast network – from the Atlantic to the Pacific to the Gulf of Mexico – and its reload centres and strategically located Intermodal terminals enable CN customers to get their wood products efficiently to markets in Canada, the U.S., Mexico, Asia and beyond. CN offers one of the largest fleets of high-capacity railcars to accommodate business opportunities for customers. In addition, through its Sell One CN service, the Company provides customers the flexibility of using CN intermodal service to get wood products to desired destinations.

While there are cyclical fluctuations in the demand for forest products, CN’s geographical advantages, product diversity, and international customer base help to reduce the impact of these market changes. The Company’s continued drive to improve service enhances its competitive position in the transportation industry.

LUMBER AND PANELS

CN’s lumber shipments originate mainly in Western Canada and are destined for various points in North America and offshore, with the U.S. being the primary destination.

The market for lumber and panels is driven primarily by new housing construction and repair and remodelling. Single-family housing is particularly significant in this regard: construction of each single-family dwelling requires substantially more lumber than construction of a unit in a multi-family dwelling.

CN’S TRANSLOAD FACILITIES:AN EXTENSION OF THE RAIL NETWORK

The Company’s Forest products distribution centre network includes strategically positioned transfer, warehousing and reload facilities that provide a number of services to rail- and non-rail-served shippers and receivers. This allows CN to extend existing rail shippers’ market reach and enable non-rail-served shippers and receivers to benefit from rail transportation’s cost and environmental advantages. For CN customers, the network offers value-added services:

•  provides state-of-the-art transfer and transportation services;
•  positions products for just-in-time deliveries to markets outside their existing service areas;
•  provides seamless integration to CN’s rail network for non-rail-served customers;
•  reduces or eliminates customers’ need for on-site storage; and
•  reduces or eliminates customers’ capital expenditures and corporate risk.

FOREST PRODUCTS

FOREST PRODUCTS TRANSLOAD FACILITIES

Hay River
Fort Nelson
Prince Rupert
Fort McMurray
Prince George
Edmonton
Saskatoon
Vancouver
Kamloops
Calgary
Regina
Winnipeg
Hearst
Thunder Bay
Sept-Îles
Baie-Comeau
Matane
Moncton
Quebec
Halifax
Montreal
Saint John
Duluth
Sault Ste. Marie
Auburn
Stevens Point
Chippewa Falls
Minneapolis/St-Paul
Green Bay
Toronto
Worcester
Arcadia
Fond du Lac
Sarnia
Buffalo
New London
Detroit
Sioux City
Joliet
Toledo
Conneaut
New York
Omaha
Chicago
East Peoria
Pittsburgh
Indianapolis
Springfield
St. Louis
Memphis
Jackson
Mobile
Baton Rouge
Pascagoula
New Orleans
CN Intermodal terminals
Forest products transload facilities

FOREST PRODUCTS

The U.S. housing market has been slowly recovering, with annual housing starts increasing to nearly 780,000 units in 2012, up from a low of 553,000 units back in 2009, and is expected to continue to improve.

The 2009 recession-related downturn in U.S. demand provided opportunities for Canadian producers to diversify the market for Canadian lumber. Lumber shipments to Asia, particularly to China, have increased substantially over the last five years and now represent the second-largest market after the U.S. for CN lumber. The increase in shipments to China reflects the increased demand for housing and increased use of wood in that country. Even with the U.S. recovery, these producers want to continue to capitalize on overseas opportunities and maintain a strong presence in Asia.

Canada is a stable, truck-competitive market for CN’s Forest products business unit. Canadian traffic relative to U.S. or offshore shipments typically increases when the Canadian dollar is stronger.

PULP AND PAPER

Pulp and paper consumption is linked closely to overall economic conditions, primarily in the U.S., and to global paper demand.

Pulp is predominantly used as a major component in the manufacturing of paper, tissue, diapers and other personal-care products, and paperboard. The majority of CN-served wood pulp producers are located in Western Canada, with most consumers located overseas, mainly in Asia. Canada is currently the second-largest market pulp producer, surpassed only by Brazil.

North  American  demand  for  most paper grades is shrinking, with the newsprint sector being the hardest hit, down approximately 45 per cent since 2007. The decline in newsprint consumption is driven largely by increased competition from alternate media sources, including 24-hour television news channels, the Internet, and new technologies such as electronic notebooks and tablets.

A rise in global trade of forest products is also changing supply and demand flows. Increasing worldwide consumption of pulpboard and tissue products has led to an increase in overseas production capacity. Manufacturers in developing markets, notably India and China, have been forced to import a significant amount of raw materials, primarily wood pulp and recycled paper, from Russia, North America and other fibre-rich regions because of scarce domestic wood-fibre supply.

FOREST PRODUCTS

WOOD PELLETS

Sawdust and wood chip residue from sawmills is being converted into a new heat and energy source – wood pellets. The Environmental Protection Agency in the U.S. has endorsed wood pellet heat as one of the cleanest-burning, most renewable energy sources on earth. In response to increasing demand for clean energy, global wood pellet production is predicted to steadily increase.

Demand in Europe – the world’s largest wood pellet market – is stimulated by the carbon credits that power companies earn by using renewable wood fuel such as in the United Kingdom. Energy policies in Asia are also expected to drive demand for wood pellets in that region.

A significant portion of the world’s growing wood pellet production comes from Canada – and much of that from British Columbia facilities. CN currently ships more than 1.7 million tons annually, helping these producers get their pellets to customers in the United Kingdom, Italy and other countries around the world.

New wood pellet plants are also being built in Eastern Canada, where improved port infrastructure and CN’s supply-chain approach support export opportunities.

OUTLOOK

CN is well equipped to meet the demands of the current U.S. housing recovery. Some previously-closed panel mills could reopen and ramp up production to meet this demand resurgence, which would lead to new opportunities for CN. In addition, China’s housing market is expected to remain solid, despite what is likely to be slowing economic growth.

CN has a strong western Canadian franchise to supply a diverse end-customer base. Additionally, the Company is driving asset utilization to maximize profitability. This housing-market resurgence is also creating a spill-over effect, driving growth in intermodal containers with housing consumables (such as furniture, TVs, and patio sets), metals (such as steel, copper and zinc), roofing materials, appliances and other commodities.

The wood pulp segment is expected to benefit from continued growth in offshore markets. Wood pellets are expected to flow primarily into European markets, while fibres in the form of wood pulp and wood chips will move mainly into the Asian market. The Company continues to develop and diversify product offerings, such as car reload programs and intermodal options, as well as expand its presence in developing markets for wood pellets, lumber, wood pulp and recycled paper.

INTERMODAL FLEX

CN Forest products customers with container-compatible loading-dock facilities can use CN Intermodal services, which complement centrebeam and other rail car services. The Company’s network of strategically located transload facilities helps forest products manufacturers reach their own customers. CN can also arrange match-back opportunities, securing otherwise-empty cargo containers to carry customers’ forest products exports on the return ocean journey to Asia and other destinations.

AUTOMOTIVE

CN is a key player in the automotive supply chain, originating and delivering products throughout North America, as well as offering gateway services through the ports of Halifax and Vancouver.

$538M

2012 Commodity Breakdown
% of revenues

89 Finished vehicles
11 Auto parts

Revenues
$ in millions

11% 2011 – 2012

2010	2011	2012	H1 2012	H1 2013
457	484	538	283	280

-1%

Carloads
In thousands

2% 2011 – 2012

2010	2011	2012	H1 2012	H1 2013
201	217	222	114	114

Flat

RTMs
In millions

8% 2011 – 2012

2010	2011	2012	H1 2012	H1 2013
2,545	2,545	2,754	1,457	1,405

-4%

2012 AVERAGE LENGTH OF HAUL 660 miles

AUTOMOTIVE

CN is a transportation leader for the automotive industry, handling over two million motor vehicles in 2012. CN’s rail network, vehicle distribution facilities and Intermodal terminals on the West and East coasts are well positioned to offer seamless access to key port facilities and global trade. The Company participates in the movement of finished vehicles and parts, providing direct access to 14 vehicle assembly plants in Ontario, Michigan and Mississippi. CN also serves vehicle-distribution facilities in Canada and the U.S., as well as parts-production facilities in Michigan and Ontario.CN’s north-south positioning – with rail connections to all Class I carriers at  major  gateways  including  Chicago, Ill.,  Detroit, Mich., and Buffalo, N.Y. – offers automotive customers routing alternatives between Canadian, U.S. and Mexican locations. CN also offers service beyond the Chicago gateway, extending its automotive reach to a variety of interchange locations including Salem, Ill. and Memphis, Tenn. The Company’s Automotive revenues are closely correlated to automotive production and sales in North America.

MOVING AUTO PARTS IN CONTAINERS

CN shipments of automotive parts by containers originating overseas and destined for North America have grown significantly over the past years. The Company has worked closely with its partner ocean carriers to attract this business. Today, vehicle parts from Asia arrive at Vancouver, B.C., by container and are shipped by CN single-line Intermodal service to various auto parts companies in the Detroit, Mich., area.

CN Autoport, a subsidiary company, offers the industry’s most comprehensive range of value-added services through processing and distribution centres across Canada and the U.S. Customers such as Ford, GM and Chrysler, as well as all European, Japanese and Korean manufacturers rely on Autoport’s services. These services include: OEM (original equipment manufacturer) yard management, quality-assurance inspections, railcloading and off-loading, and vehicle release to haulaway carriers. Each transportation component is an integral part of the finished-vehicle supply chain. At several facilities, Autoport also provides for vehicle preparation including mechanical repair, paint, and body-shop work. Autoport manages manufacturers’ vehicle inventory, full dealer PDI (pre-delivery inspection), and vehicle programs such as battery, wrap guard, maintenance, accessory and air conditioning installation.

OUTLOOK

CN plays an important role in the transportation of vehicles destined for the Canadian market. Vehicle sales in Canada are expected to remain on an upward trend.

In the U.S., an improving economy, coupled with strong pent-up demand created by an aging fleet of vehicles, is expected to provide continued growth in U.S. light-vehicle sales.

CN is well positioned to handle this upswing, serving automotive facilities that provide vehicles solely for the North American market. The Company continues to work with its automotive customers to develop new supply-chain opportunities that will use CN’s rail network and assets for domestic and global distribution of vehicle and automotive parts.

AUTOMOTIVE

CN-ACCESSED AUTOMOTIVE FACILITIES

Hay River
Fort Nelson
Prince Rupert
Fort McMurray
Prince George
Edmonton
Kamloops
Saskatoon
Vancouver
Calgary
Regina
Winnipeg
Hearst
Thunder Bay
Brownstown
Duluth
Sault Ste. Marie
Stevens Point
Chippewa Falls
Green Bay
Minneapolis/St-Paul
Arcadia
Fond du Lac
Lansing
Sarnia
Dearborn
Detroit
Flat Rock
Toledo
Sioux City
Omaha
Markham
Chicago
East Peoria
Springfield
St. Louis
Toronto
Oakville
Buffalo
Conneaut
Pittsburgh
Corner Brook
Sept-Îles
Baie-Comeau
Matane
Moncton
Quebec
Charny
Saint John
Halifax
Montreal
Auburn
Worcester
New London
New York
Spring Hill
Memphis
(JANUARY 2014)
CANTON NISSAN
Jackson
Mobile
Baton Rouge
Pascagoula
New Orleans
ALLISTON HONDA
OSHAWA GM
CAMBRIDGE TOYOTA
Toronto
OAKVILLE FORD
FLINT GM
Sarnia
WOODSTOCK TOYOTA
INGERSOLL GM
London
ORION GM
Port Huron
ROUGE FORD
LANSING GM
WINDSOR ENGINE FORD
HAMTRAMCK GM
FLAT ROCK FORD
WOODHAVEN STAMPING FORD
Chicago
Automotive distribution facilities
Parts plants
Assembly plants

CN
CN
CN

PETROLEUM & CHEMICALS

CN serves petroleum and chemical producers throughout Canada and the U.S., with expertise in such areas as the Alberta Heartland, the oil sands, Eastern Canada as well as the Gulf of Mexico.

$1,640M

2012 Commodity Breakdown
% of revenues

46	Chemicals and plastics
32	Refined petroleum products
14	Crude and condensate
8	Sulfur

Revenues
$ in millions

15% 2011 – 2012

2010	2011	2012	H1 2012	H1 2013
1,322	1,420	1,640	797	935

+17%

Carloads
In thousands

6% 2011 – 2012

2010	2011	2012	H1 2012	H1 2013
549	560	594	292	300

+3%

RTMs
In millions

14% 2011 – 2012

2010	2011	2012	H1 2012	H1 2013
31,190	32,962	37,449	17,834	21,395

+20%

2012 AVERAGE LENGTH OF HAUL 713 miles

PETROLEUM AND CHEMICALS

The Petroleum and chemicals business unit is involved in the movement of a wide range of commodities, including chemicals and plastics, refined petroleum products, natural gas liquids, crude oil and sulfur. The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy as well as oil and gas production. Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in Western Canada, a key oil and gas development area and a major centre for natural gas feedstock and world-scale petrochemicals and plastics; and in eastern Canadian regional plants.

CRUDE BY RAIL

CN is an important link in the crude-oil and condensate supply chain. The Company is a true supply-chain enabler, moving not only crude and condensate, but also related materials such as frac sand as well as steel and pipes.

As a key link in the crude-oil supply chain, CN rail service connects Canada’s crude producers with their markets. CN’s vast network can provide customers with accessible single-line connectivity from Western Canada to various destinations, including the Gulf Coast or Eastern Canada, with efficient movement through the all-important Chicago area. The Company also connects with other Class I railways to reach other key destinations such as the U.S. East Coast or West Coast.

For crude oil producers, CN offers a number of advantages relative to other modes of transportation, including competitive cost and superior geographic reach. An additional CN advantage is scalability. Shippers can move one, two, 20, or 100 or more rail cars depending on their needs. Flexibility is another advantage – enabling shippers to move their product to various destinations where they can capitalize on price differentials in different markets.

What began as simple truck-to-rail manifest service is quickly evolving into pipeline-connected tank-to-rail unit-train service. Adoption of CN’s crude-by-rail services is accelerating at a rapid pace. In 2012, the Company moved approximately 34,000 carloads of crude, up from just a few hundred in 2010.

CN provides unique access to Alberta heavy crude oil fields, with a track network that directly overlays the Peace River, Athabasca and Cold Lake areas. The Company continues to make significant capital investments in branch lines in these areas. A key advantage for customers shipping heavy oil is that crude-by-rail services, using coil-insulated cars, do not require condensate for bitumen transport.

The Company also has a strong presence in the Canadian Bakken Shale light crude region in southeast Saskatchewan and southwest Manitoba. Crude oil loading points in this area are also evolving into oilfield service centres for fracking and drilling materials.

CN provides direct access to major eastern Canadian destinations in Sarnia and Nanticoke in Ontario, Saint John, N.B., Point Tupper, N.S. (via short line), and Saint-Romuald and Montreal in Quebec, as well as access to Seaway terminals at Tracy and Quebec City in Quebec.

PETROLEUM AND CHEMICALS

CN’S CRUDE-BY-RAIL FRANCHISE

HIGH LEVEL
PEACE RIVER
ATHABASCA
COLD LAKE
ROMA
NAMPA
LYNTON
SEXSMITH
MITSUE
CHEECHAM
BARR
WHITECOURT
WINDELL
BRUDERHEIM/SCOTFORD/EAST EDMONTON
EDSON
MANNVILLE
LLOYDMINSTER/LASHBURN
ECKVILLE
ALLIANCE
UNITY
KINDERSLEY
WOODNORTH
BENFAIT
WILLMAR
CROMER
BAKKEN
TACOMA
PADD IV
Rocky Mountain
PADD V
West Coast
PADD II
Midwest
QUEBEC CITY
SAINT ROMUALD
TRACY
MONTREAL
SAINT JOHN
DARTMOUTH
SARNIA
NANTICOKE
WOODHAVEN
TOLEDO
DETROIT
BENICIA
MARTINEZ
WOOD RIVER
PADD I
East Coast
BAKERSFIELD
PADD III
Gulf Coast
SANDERSVILLE
NATCHEZ
BATON ROUGE
ST. GABRIEL
MOBILE
LAKE CHARLES
HOUSTON
PORT ARTHUR
GEISMAR
MANCHAC
ST. ROSE
NORCO
TEXAS CITY
RESERVE
CN crude origins
CN crude origins – under development
CN crude origins – future developments
CN crude destinations
CN crude destinations – under development
Offline crude destinations
PADD: Petroleum Administrative Defense Districts
As of October 2013

LX 673772
3257

PETROLEUM AND CHEMICALS

The Company also provides tidewater access to U.S. PADD I (Petroleum Administrative Defense District I – East Coast), U.S. PADD III (Gulf Coast), Europe and India.

CN’s crude-by-rail service provides single-line, high-velocity turnaround from Alberta and Saskatchewan oilfields to PADD III refineries – with network capacity available right away. CN can directly access PADD II and PADD V regions via other railroads.

The Company is also a key link in the petroleum industry’s condensate supply chain. CN currently moves significant volumes of condensate from the U.S. (Gulf Coast, Pennsylvania and Kansas) to the Canadian oil sands. While condensate will continue to be needed, in some cases, CN sees an opportunity to ship crude by rail to market and use the same railcars to bring condensate back to the oil sands area.

REFINED PETROLEUM PRODUCTS

Growth in a number of sectors is leading to increased industrial energy demand.

As North American refineries adjust to the more abundant North American supplies of crude, the slate of products produced is also evolving. CN is well positioned to take part in moving the end products to consuming markets with its access to key refining complexes in the Gulf Coast area, mid-continent (Chicago area), Eastern Canada and Western Canada. CN’s access to the Montney and Duvernay shale areas create opportunities for inbound and outbound products.

CN – COMMITTED TO THE SAFE TRANSPORTATION OF DANGEROUS GOODS

Petroleum and chemical products, many classified as dangerous goods, are, at the same time, essential components in the manufacture of many different products for both industrial and consumer end-users.

Approximately 10 per cent of CN’s total traffic volume is classified as dangerous goods. Stringent Transport Canada and U.S. Department of Transportation regulations, supported by CN policies and procedures, ensure the safe transport of dangerous goods and hazardous materials.

PETROLEUM AND CHEMICALS

CHEMICALS AND PLASTICS

Current low natural gas prices in North America are having a positive spin-off effect on the chemicals and plastics sectors. Lower feedstock and energy costs are leading to new investments in North American plastics and chemical plants – creating opportunities for CN. These new plants are opening in the major CN-served chemicals- and plastics-producing areas including the Louisiana petrochemical corridor, northern Alberta and in southern Ontario.

An extensive network of strategically located CargoFlo® facilities for liquid transfer and break-bulk needs complements CN’s direct-rail franchise, enabling the Company to offer complete door-to-door service to customers. This network provides the economy of long-distance rail transportation with the flexibility of short-haul truck delivery anywhere in Canada, the U.S. and Mexico.

SULFUR

Sulfur is used globally in a wide variety of industrial applications, including phosphate-fertilizer production, metals and mining, and synthetic-fibre manufacturing. Canada is the world’s largest exporter of sulfur. CN handles a significant portion of Canadian sulfur destined for export. The majority of Canadian sulfur exports go to China, Australia and South Africa through the Port of Vancouver in dry form, and to phosphate fertilizer producers in the U.S. in liquid form.

OUTLOOK

The Company believes it has the scope to double its crude-by-rail business in 2013. CN crude-by-rail shipments are characterized by a longer average length of haul, more than double the average for all CN traffic, providing greater revenue potential. As pipeline construction is delayed, oil production continues to increase and major oil players continue to invest heavily in rail infrastructure, crude-by-rail shipments will remain a viable alternative shipping solution.

Low natural gas prices are expected to encourage new investments in the petro-chemical sector. CN, with its extensive track network, transload and other facilities, is well positioned to bring customers’ chemical and plastic shipments to North American markets, and to international destinations through port connections.

CN is also capitalizing on opportunities in the refined petroleum products market, including the movement of gasoline, propane, jet fuel and diesel fuel.

SUPPORTING GROWTH IN THE OIL-AND-GAS INDUSTRY AND THE MANUFACTURING SECTOR

METALS & MINERALS

CN serves customers that are leaders in all areas of the metals and minerals sector. CN's far-reaching rail service and its transload and port facilities make the Company a strong partner for customers.

$1,133M

2012 Commodity Breakdown
% of revenues

32	Steel
25	Construction materials
18	Iron ore
17	Non-ferrous
8	Machinery and dimensional loads

Revenues
$ in millions

13%
2011 – 2012

2010	2011	2012	H1 2012	H1 2013
861	1,006	1,133	566	586

+4%

Carloads
In thousands

1%
2011 – 2012

2010	2011	2012	H1 2012	H1 2013
990	1,013	1,024	513	518

+1%

RTMs
In millions

7%
2011 – 2012

2010	2011	2012	H1 2012	H1 2013
16,443	18,899	20,236	10,007	10,197

+2%

2012 AVERAGE LENGTH OF HAUL 248 miles (513 miles excluding iron ore)

METALS & MINERALS

The Metals and minerals commodity mix is well balanced, with steel accounting for 32 per cent of the group’s revenues, construction materials 25 per cent, iron ore 18 per cent, non-ferrous metals and concentrates 17 per cent, and machinery and dimensional loads eight per cent. The key drivers for this market segment are oil-and-gas development, automotive production, non-residential construction and other manufacturing.

CN is working closely with its customers to develop innovative transportation solutions to make the entire supply chain more efficient. Through a strong focus on first-mile/last-mile initiatives, CN has significantly improved car-order fulfillment for its merchandise customers. Additionally, CN has been accepting orders beyond weekly cut-off times, providing the ability to fight for market share against truck in the steel industry.

Sell One CN has also been very beneficial to Metals and minerals customers, providing them with the ability to use the Company’s intermodal service as a complement to the carload service. New products are being developed to enhance the service offering to customers, including new sleds to handle steel products in containers, an innovation that provides good alternatives to trucking. These innovative CN-initiated services and products help to grow the business by helping customers succeed in the marketplace.

ENERGY SECTOR FUELS DEMAND FOR FRAC SAND AND PIPES

Increased activity in the oil-and-gas sector has created demand for frac sand, piping and other related materials with significant opportunities for CN’s Metals and minerals business unit.

Frac sand Hydraulic fracturing – or fracking – technology coupled with horizontal drilling is making unconventional oil-and-gas reserves economically viable – and has significantly increased recoverable reserves of oil and gas.

The oil-and-gas industry uses frac sand as a proppant (propping agent) to hold these shale fractures open to let natural gas and oil flow out. Global frac sand demand continues to grow significantly – with Canada and the U.S. leading that demand. CN has unique access to one of the oil-and-gas sector’s most sought-after proppants – Northern White frac sand in Wisconsin. As part of its commitment to bring this product to North America’s major shale basins, CN recently invested approximately $70 million in infrastructure upgrades in two of its Wisconsin subdivisions to better service existing and potential new frac sand customers. This top-quality proppant is destined for major North American shale plays. CN’s main initiative in the development of its frac sand business is to create the right supply-chain connection between producers in Wisconsin and Canadian oil-and-gas shales in British Columbia, Alberta and Saskatchewan, and others in the U.S.

CN is the only railroad with direct access to the northeast B.C. shales. Further driving the activity in B.C. is a potential new liquefied natural gas (LNG)

2013 CN INVESTOR FACT BOOK

METALS & MINERALS SHALE GAS EXPLORATION AND FRAC SANDS DEPOSIT SOURCES

Horn River Shale
Prince Rupert
Kitimat
Montney Shale
Duvernay Shale
Edmonton
Viking Shale
Vancouver
Calgary
Saskatoon
Regina
Winnipeg
Bakken Shale
SOURCING OF FRAC SAND
Moncton
Halifax
Montreal
Utica Shale
Toronto
Chippewa Falls
Detroit
Marcellus Shale
Chicago
Utica Shale
Memphis
Barnett Shale
Haynesville Shale
Tuscaloosa Shale
Eagle Ford Shale
New Orleans
Potential LNG export terminals

METALS & MINERALS

terminal planned for Kitimat. The new LNG terminal will open the shales to global market forces.

In northwestern Alberta, CN will be serving a new 550,000 ton-per-year frac sand transload facility, which will help to meet anticipated demand increases in the Western Canada Sedimentary Basin. Plans also call for four new facilities to be announced in the near term.

Steel pipes All of this increasing energy-sector activity is also stimulating demand for steel pipes. Large-diameter pipes are used for pipeline construction, while relatively smaller-diameter pipes are used in the fracking process.

CN has recently acquired 150 additional railcars to keep up with this growing demand for smaller-diameter pipes. These additions to the fleet are complemented by the Company’s Western Canada pipe-handling facilities, which play a key role in supply-chain logistics.

IRON-ORE SUPPLY CHAIN – FROM MINE TO MILL

CN’s iron-ore franchise is a true example of an end-to-end supply chain, bringing the iron ore from the mine to the steel mill. The Company controls the rail move to the dock, the loading at the various docks, the marine portion of the journey using a fleet of nine vessels and ultimately the rail move to the steel mill. The planning process is integrated with customers and other partners across the entire iron-ore supply chain.

Through tight coordination among rail, dock and vessels, CN handled over 48 million tons of iron ore by rail in 2012. This was the result of many factors: trains arriving on time, swapping trains from one dock to another to ensure timely vessel loads, vessels arriving on schedule, swapping vessels when necessary to ensure tonnage got loaded out and excellent operations management by docks.

OUTLOOK

The Company is well positioned to be one of the largest carriers of frac sand to Western Canada shale plays. Frac sand production continues to increase in Wisconsin with two new plants being built in 2013 and at least two more plants scheduled for 2014.

Other recent Metals and minerals developments include activity in non-ferrous mining and in construction – notably aggregates and roofing material. While base-metal markets are currently soft, CN could benefit from a new British Columbia copper mine being commissioned in the second half of 2013.

The iron ore franchise will continue to benefit from a strong, long-term customer base while being poised to seize upon newly proposed mining opportunities.

2013 CN INVESTOR FACT BOOK

METALS & MINERALS METALS TRANSLOAD FACILITIES

Hay River
Fort Nelson
Prince Rupert
Fort McMurray
Prince George
Fort Saskatchewan
Edmonton
Saskatoon
Kamloops
Vancouver
Calgary
Regina
Winnipeg
Hearst
Thunder Bay
Corner Brook
Sept-Îles
Baie-Comeau
Matane
Moncton
Quebec
Saint John
Halifax
Montreal
Sault Ste. Marie
Duluth
Stevens Point
Chippewa Falls
Minneapolis/St-Paul
Arcadia
Green Bay
Fond du Lac
Sarnia
Toronto
Buffalo
Detroit
Auburn
Worcester
New London
New York
Sioux City
Omaha
Joliet
Toledo
Conneaut
Chicago
East Peoria
Springfield
St. Louis
Pittsburgh
Indianapolis
Memphis
Jackson
Mobile
Baton Rouge
Pascagoula
New Orleans
CN intermodal terminals
Metals and minerals distribution centres

TTX

SUPPLY - CHAIN SOLUTIONS

SUPPLY-CHAIN SOLUTIONS

CN is a true supply-chain enabler. As a key member of its customers’ supply chains, CN recognizes that when they grow, the Company grows. CN works hard with its supply-chain partners to innovate, create and implement solutions that seek to drive sustainable, long-term growth for its customers. Groundbreaking Service Level Agreements (SLAs) encourage a transparent and highly cooperative partnership environment. These agreements allow CN to put collective management experience in rail, trucking, warehousing, distribution and supply-chain management to work for customers and improve the competitiveness of their businesses. This vast experience in Supply Chain Solutions allows CN to offer comprehensive services across a wide range of industries and product types.

Warehousing and distribution CN introduced transloading, warehousing and distribution services to further enhance its position as a supply-chain enabler. The Company has 1.3 million square feet of storage space across its system, in a network of more than 80 strategically located facilities across Canada and the U.S. The distribution network also includes an additional 850 acres of storage space across the CN network. This helps customers to manage their inventories in response to fluctuating market demand, and to reach new markets quickly and at the right time.

CargoFlo® CN has a network of 19 CargoFlo® bulk distribution terminals. These bulk transload facilities are strategically located across Canada and the U.S. to facilitate the movement of customers’ liquid and solid products – quickly, safely, and contaminant-free. The results are broadened reach for customers, and access to the cost benefits of rail transportation for those customers located away from rail service.

Logistics parks CN’s network of logistics parks is another important link in the supply chain, enhancing customers’ access to domestic and international markets. Located in Calgary, Chicago, Memphis, Montreal and Toronto, CN’s logistics parks connect rail with trucks, vessels and barges, and provide warehousing and distribution services.

Freight forwarding CN’s freight-forwarding services simplify customers’ international importing and exporting – activities which can involve many different carriers, and administrative and legal requirements. Working in conjunction with its ocean partners, CN moves customers’ products along optimal supply-chain routes.

Customs brokerage service The Company’s customs brokerage service communicates with agencies and governments throughout the shipping process, making sure that all proper procedures have been followed. Through this supply-chain enhancement service, CN ensures that customers’ shipments in and out of the U.S., Canada, and Mexico are cleared and managed efficiently.

SUPPLY - CHAIN SOLUTIONS

Hay River
Fort Nelson
Prince Rupert
Fort McMurray
Prince George
Fort Saskatchewan
Edmonton
Kamloops
Saskatoon
Vancouver
Calgary
Regina
Wilmar
Winnipeg
Hearst
Thunder Bay
Duluth
Sault Ste. Marie
Stevens Point
Chippewa Falls
Minneapolis/St-Paul
Arcadia
Green Bay
Fond du Lac
Sarnia
Detroit
Toronto
Buffalo
Toledo
Conneaut
Sioux City
Omaha
Joliet
Chicago
East Peoria
Springfield
St. Louis
Indianapolis
Pittsburgh
Memphis
Jackson
Mobile
Baton Rouge
Pascagoula
New Orleans
Corner Brook
Sept-Îles
Baie-Comeau
Matane
Moncton
Quebec
Saint John
Halifax
Montreal
Auburn
Worcester
New London
New York
Port access
Automotive distribution facilities
Forest products distribution centres
Cargoflo® bulk handling facilities
Metals distribution centres
Intermodal terminals

2013 CN INVESTOR FACT BOOK

2013 CN INVESTOR FACT BOOK

CANADIAN NATIONAL RAILWAY COMPANY
QUARTERLY CONSOLIDATED STATEMENT OF INCOME 2011 – 2013

unaudited

in millions, except per share data
			2011
	Q1	Q2	Q3	Q4	Year

Revenues	$2,084	$2,260	$2,307	$2,377	$9,028

Operating expenses

Labor and fringe benefits	473	432	396	511	1,812

Purchased services and material	286	268	271	295	1,120

Fuel	327	353	350	382	1,412

Depreciation and amortization	218	217	218	231	884

Equipment rents	51	54	60	63	228

Casualty and other	84	62	74	56	276

Total operating expenses	1,439	1,386	1,369	1,538	5,732

Operating income	645	874	938	839	3,296

Interest expense	(86)	(85)	(85)	(85)	(341)

Other income (loss)	300	10	70	21	401

Income before income taxes	859	799	923	775	3,356

Income tax expense	(191)	(261)	(264)	(183)	(899)

Net income	$668	$538	$659	$592	$2,457

Earnings per share

Basic	1.46	1.19	1.47	1.33	5.45

Diluted	1.45	1.18	1.46	1.32	5.41

Weighted-average number of shares

Basic	458.3	453.9	448.3	444.3	451.1

Diluted	461.8	457.1	451.4	447.3	454.4

CN’s most recent stock split (two-for-one), which took the form of a stock dividend, occurred in November 2013. All information in this edition of the CN Investor Fact Book is presented on a pre-stock-split basis.

2013 CN INVESTOR FACT BOOK

FINANCIAL INFORMATION

2012					2013		2012	2013

Q1	Q2	Q3	Q4	Year	Q1	Q2	H1	H1

$2,346	$2,543	$2,497	$2,534	$9,920	$2,466	$2,666	$4,889	$5,132

509	504	476	463	1,952	569	498	1,013	1,067

299	305	304	340	1,248	328	341	604	669

376	379	369	400	1,524	405	402	755	807

230	230	227	237	924	235	250	460	485

62	59	64	64	249	68	68	121	136

77	81	72	108	338	81	65	158	146

$1,553	$1,558	$1,512	$1,612	$6,235	$1,686	$1,624	$3,111	$3,310

793	985	985	922	3,685	780	1,042	1,778	1,822

(86)	(86)	(84)	(86)	(342)	(89)	(88)	(172)	(177)

293	9	18	(5)	315	42	28	302	70

1,000	908	919	831	3,658	733	982	1,908	1,715

(225)	(277)	(255)	(221)	(978)	(178)	(265)	(502)	(443)

$775	$631	$664	$610	$2,680	$555	$717	$1,406	$1,272

1.76	1.44	1.53	1.42	6.15	1.30	1.69	3.20	2.99

1.75	1.44	1.52	1.41	6.12	1.30	1.69	3.18	2.98

441.0	437.2	433.9	430.3	435.6	426.7	423.1	439.1	424.9

443.5	439.5	435.9	432.0	437.7	428.3	424.6	441.5	426.4

2013 CN INVESTOR FACT BOOK

CANADIAN NATIONAL RAILWAY COMPANY
QUARTERLY CONSOLIDATED BALANCE SHEET 2011 – 2013

unaudited

in millions
	2011
	Q1	Q2	Q3	Q4

Assets

Current assets

Cash and cash equivalents	$593	$175	$192	$101

Restricted cash and cash equivalents	–	467	489	499

Accounts receivable	770	825	801	820

Material and supplies	228	240	272	201

Deferred and receivable income taxes	50	50	52	122

Other	73	84	62	105

Total current assets	1,714	1,841	1,868	1,848

Properties	22,677	22,789	23,800	23,917

Intangible and other assets	821	840	899	261

Total assets	$25,212	$25,470	$26,567	$26,026

Liabilities and shareholders’ equity

Current liabilities

Accounts payable and other	$1,341	$1,452	$1,565	$1,580

Current portion of long-term debt	474	530	525	135

Total current liabilities	1,815	1,982	2,090	1,715

Deferred income taxes	5,201	5,301	5,613	5,333

Pension and other postretirement benefits, net of current portion	508	510	530	1,095

Other liabilities and deferred credits	779	774	800	762

Long-term debt	5,451	5,432	5,878	6,441

Shareholders’ equity:

Common shares	4,228	4,211	4,149	4,141

Accumulated other comprehensive loss	(1,736)	(1,741)	(1,647)	(2,839)

Retained earnings	8,966	9,001	9,154	9,378

Total shareholders’ equity	11,458	11,471	11,656	10,680

Total liabilities and shareholders’ equity	$25,212	$25,470	$26,567	$26,026

Certain of the 2011 figures have been reclassified in order to be consistent with the 2013 presentation.

2013 CN INVESTOR FACT BOOK

FINANCIAL INFORMATION

2012				2013
Q1	Q2	Q3	Q4	Q1	Q2

$182	$345	$175	$155	$128	$87

499	472	518	521	512	497

769	833	845	831	900	876

261	277	272	230	289	330

80	47	37	43	75	34

102	85	78	89	95	81

1,893	2,059	1,925	1,869	1,999	1,905

23,681	24,078	24,004	24,541	24,733	25,305

299	329	349	249	260	335

$25,873	$26,466	$26,278	$26,659	$26,992	$27,545

$1,342	$1,609	$1,631	$1,626	$1,332	$1,469

895	784	678	577	1,466	1,322

2,237	2,393	2,309	2,203	2,798	2,791

5,494	5,629	5,603	5,555	5,700	5,867

569	576	553	784	659	594

683	713	738	776	778	767

5,892	5,991	5,770	6,323	5,945	6,141

4,153	4,132	4,120	4,108	4,088	4,063

(2,834)	(2,789)	(2,803)	(3,257)	(3,187)	(3,094)

9,679	9,821	9,988	10,167	10,211	10,416

10,998	11,164	11,305	11,018	11,112	11,385

$25,873	$26,466	$26,278	$26,659	$26,992	$27,545

2013 CN INVESTOR FACT BOOK

CANADIAN NATIONAL RAILWAY COMPANY
QUARTERLY CONSOLIDATED STATEMENT OF CASH FLOWS 2011 – 2013

unaudited

in millions
	2011
	Q1	Q2	Q3	Q4	Year

Operating activities

Net income	$668	$538	$659	$592	$2,457

Adjustments to reconcile net income to net cash provided from operating activities:

Depreciation and amortization	218	217	218	231	884

Deferred income taxes	104	119	104	204	531

Gain on disposal of property	(288)	–	(60)	–	(348)

Changes in operating assets and liabilities:

Accounts receivable	(18)	(54)	55	(34)	(51)

Material and supplies	(19)	(13)	(27)	70	11

Accounts payable and other	(64)	106	60	(68)	34

Other current assets	(10)	3	16	(11)	(2)

Pensions and other, net	(92)	(17)	(38)	(393)	(540)

Net cash provided by operating activities	499	899	987	591	2,976

Investing activities

Property additions	(220)	(377)	(415)	(613)	(1,625)

Disposal of property	299	–	70	–	369

Change in restricted cash and cash equivalents	–	(467)	(22)	(10)	(499)

Other, net	14	3	5	4	26

Net cash provided by (used) investing activities	93	(841)	(362)	(619)	(1,729)

Financing activities

Issuance of debt	–	64	132	1,165	1,361

Repayment of debt	(22)	(17)	(186)	(858)	(1,083)

Issuance of common shares due to exercise of stock options and related excess tax benefits realized	20	31	5	21	77

Repurchase of common shares	(340)	(407)	(417)	(256)	(1,420)

Dividends paid	(149)	(147)	(145)	(144)	(585)

Net cash used in financing activities	(491)	(476)	(611)	(72)	(1,650)

Effect of foreign exchange fluctuations on US dollar-denominated cash and cash equivalents	2	–	3	9	14

Net increase (decrease) in cash and cash equivalents	103	(418)	17	(91)	(389)

Cash and cash equivalents, beginning of period	490	593	175	192	490

Cash and cash equivalents, end of period	$593	$175	$192	$101	$101

Supplemental cash flow information

Net cash receipts from customers and other	2,105	2,228	2,326	2,336	8,995

Net cash payments for:

Employee services, suppliers and other expenses	(1,271)	(1,156)	(1,124)	(1,092)	(4,643)

Interest	(87)	(75)	(87)	(80)	(329)

Personal injury and other claims	(17)	(16)	(15)	(49)	(97)

Pensions	(93)	(5)	(5)	(365)	(468)

Income taxes	(138)	(77)	(108)	(159)	(482)

Net cash provided by operating activities	$499	$899	$987	$591	$2,976

2013 CN INVESTOR FACT BOOK

FINANCIAL INFORMATION

2012					2013		2012	2013
Q1	Q2	Q3	Q4	Year	Q1	Q2	H1	H1

$775	$631	$664	$610	$2,680	$555	$717	$1,406	$1,272

230	230	227	237	924	235	250	460	485

194	78	59	120	451	83	73	272	156

(281)	–	–	–	(281)	(40)	(29)	(281)	(69)

44	(56)	(25)	17	(20)	(59)	39	(12)	(20)

(61)	(15)	3	43	(30)	(57)	(38)	(76)	(95)

(200)	290	50	(11)	129	(321)	118	90	(203)

(30)	19	5	(7)	(13)	(3)	14	(11)	11

(546)	34	17	(285)	(780)	(72)	(81)	(512)	(153)

125	1,211	1,000	724	3,060	321	1,063	1,336	1,384

(224)	(389)	(508)	(610)	(1,731)	(228)	(418)	(613)	(646)

311	–	–	–	311	52	–	311	52

–	27	(46)	(3)	(22)	9	15	27	24

2	(4)	7	16	21	6	(8)	(2)	(2)

89	(366)	(547)	(597)	(1,421)	(161)	(411)	(277)	(572)

1,077	554	230	493	2,354	1,260	872	1,631	2,132

(745)	(723)	(338)	(195)	(2,001)	(929)	(1,043)	(1,468)	(1,972)

54	19	24	20	117	14	9	73	23

(353)	(369)	(373)	(305)	(1,400)	(361)	(351)	(722)	(712)

(165)	(163)	(163)	(161)	(652)	(183)	(182)	(328)	(365)

(132)	(682)	(620)	(148)	(1,582)	(199)	(695)	(814)	(894)

(1)	–	(3)	1	(3)	12	2	(1)	14

81	163	(170)	(20)	54	(27)	(41)	244	(68)

101	182	345	175	101	155	128	101	155

$182	$345	$175	$155	$155	$128	$87	$345	$87

2,379	2,541	2,476	2,481	9,877	2,509	2,656	4,920	5,165

(1,534)	(1,233)	(1,235)	(1,239)	(5,241)	(1,672)	(1,241)	(2,767)	(2,913)

(110)	(76)	(89)	(89)	(364)	(90)	(84)	(186)	(174)

(30)	(14)	(13)	(22)	(79)	(14)	(14)	(44)	(28)

(553)	(5)	(29)	(257)	(844)	(101)	(109)	(558)	(210)

(27)	(2)	(110)	(150)	(289)	(311)	(145)	(29)	(456)

$125	$1,211	$1,000	$724	$3,060	$321	$1,063	$1,336	$1,384

2013 CN INVESTOR FACT BOOK

CANADIAN NATIONAL RAILWAY COMPANY
QUARTERLY FINANCIAL & STATISTICAL DATA 2011 – 2013

unaudited

	2011
	Q1	Q2	Q3	Q4	Year

Revenues ($ in millions)

Petroleum and chemicals	342	340	361	377	1,420

Metals and minerals	209	245	274	278	1,006

Forest products	299	317	325	329	1,270

Coal	141	162	166	149	618

Grain and fertilizers	406	368	336	413	1,523

Intermodal	392	454	480	464	1,790

Automotive	115	130	117	122	484

Total rail freight revenues	1,904	2,016	2,059	2,132	8,111

Other revenues	180	244	248	245	917

Total revenues	2,084	2,260	2,307	2,377	9,028

Statistical operating data

Gross ton miles (GTM) (millions)	86,667	89,615	89,517	92,128	357,927

Revenue ton miles (RTM) (millions)	46,153	46,683	46,761	48,156	187,753

Carloads (thousands)	1,146	1,234	1,261	1,232	4,873

Route miles (includes Canada and the U.S.) (1)	20,400	20,500	20,500	20,000	20,000

Employees (end of period)	22,692	23,430	23,441	23,339	23,339

Employees (average during period)	22,389	23,177	23,318	23,433	23,079

Productivity

Operating ratio (%)	69.0	61.3	59.3	64.7	63.5

Rail freight revenue per RTM (cents)	4.13	4.32	4.40	4.43	4.32

Rail freight revenue per carload ($)	1,661	1,634	1,633	1,731	1,664

Operating expenses per GTM (cents)	1.66	1.55	1.53	1.67	1.60

Labor and fringe benefits expense per GTM (cents)	0.55	0.48	0.44	0.55	0.51

GTMs per average number of employees (thousands)	3,871	3,867	3,839	3,932	15,509

Diesel fuel consumed (US gallons in millions)	92.9	91.3	89.2	94.3	367.7

Average fuel price ($/US gallon)	3.20	3.42	3.37	3.55	3.39

GTMs per US gallon of fuel consumed	933	982	1,004	977	973

Safety indicators

Injury frequency rate per 200,000 person hours (2)	1.44	1.71	1.73	1.32	1.55

Accident rate per million train miles (2)	2.28	2.44	2.33	1.96	2.25

(1)	Rounded to the nearest hundred miles.
(2)	Based on Federal Railroad Administration (FRA) reporting criteria.

Statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available, as such, certain of the 2012 and 2011 comparative data and related productivity measures have been restated.

2013 CN INVESTOR FACT BOOK

FINANCIAL INFORMATION

2012					2013		2012	2013
Q1	Q2	Q3	Q4	Year	Q1	Q2	H1	H1

392	405	416	427	1,640	457	478	797	935

273	293	293	274	1,133	282	304	566	586

328	344	336	323	1,331	336	358	672	694

167	187	187	171	712	165	187	354	352

397	366	368	459	1,590	401	383	763	784

460	526	510	498	1,994	492	543	986	1,035

130	153	127	128	538	132	148	283	280

2,147	2,274	2,237	2,280	8,938	2,265	2,401	4,421	4,666

199	269	260	254	982	201	265	468	466

2,346	2,543	2,497	2,534	9,920	2,466	2,666	4,889	5,132

92,593	96,886	96,402	97,873	383,754	96,301	101,547	189,479	197,848

49,049	50,324	49,999	52,124	201,496	50,576	52,702	99,373	103,278

1,205	1,286	1,298	1,270	5,059	1,231	1,316	2,491	2,547

20,000	20,000	20,000	20,100	20,100	20,100	20,000	20,000	20,000

23,303	23,667	23,610	23,430	23,430	23,624	23,925	23,667	23,925

23,156	23,603	23,573	23,532	23,466	23,435	23,926	23,380	23,681

66.2	61.3	60.6	63.6	62.9	68.4	60.9	63.6	64.5

4.38	4.52	4.47	4.37	4.44	4.48	4.56	4.45	4.52

1,782	1,768	1,723	1,795	1,767	1,840	1,824	1,775	1,832

1.68	1.61	1.57	1.65	1.62	1.75	1.60	1.64	1.67

0.55	0.52	0.49	0.47	0.51	0.59	0.49	0.53	0.54

3,999	4,105	4,090	4,159	16,354	4,109	4,244	8,104	8,355

96.9	97.4	94.5	99.9	388.7	101.7	103.5	194.3	205.2

3.54	3.41	3.4	3.53	3.47	3.61	3.43	3.47	3.52

956	995	1,020	980	987	947	981	975	964

1.34	1.46	1.40	1.48	1.42	1.41	1.43	1.40	1.42

2.17	2.19	2.30	1.77	2.10	2.12	2.10	2.18	2.11

2013 CN INVESTOR FACT BOOK

CANADIAN NATIONAL RAILWAY COMPANY
RECONCILIATION OF NON-GAAP MEASURES 2010 – 2013

unaudited

in millions, except per share data, or unless otherwise indicated

Adjusted performance measures

	2010				2011
	Reported	Adjustments(1)	Adjusted	Reported	Adjustments(2)	Adjusted

Revenues	$8,297	–	$8,297	$9,028	–	$9,028

Operating expenses	5,273	–	5,273	5,732	–	5,732

Operating income	3,024	–	3,024	3,296	–	3,296

Interest expense	(360)	–	(360)	(341)	–	(341)

Other income	212	(152)	60	401	(348)	53

Income before income taxes	2,876	(152)	2,724	3,356	(348)	3,008

Income tax expense	(772)	21	(751)	(899)	85	(814)

Net income	$2,104	$(131)	$1,973	$2,457	$(263)	$2,194

Operating ratio	63.6%		63.6%	63.5%		63.5%

Diluted earnings per share	$4.48	$(0.28)	$4.2	$5.41	$(0.57)	$4.84

(1)	Adjusted to exclude a gain on sale of the Oakville subdivision of $152 million or $131 million after-tax ($0.28 per diluted share).

(2)
Adjusted to exclude a gain on disposal of a segment of the Kingston subdivision, together with the rail fixtures and certain passenger agreements, of $288 million, or $254 million after-tax ($0.55 per diluted share); a gain on disposal of substantially all of the assets of IC RailMarine Terminal Company of $60 million, or $38 million after-tax ($0.08 per diluted share); a net deferred income tax expense of $40 million ($0.08 per diluted share) resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions; and an income tax recovery of $11 million ($0.02 per diluted share) relating to certain fuel costs attributed to various wholly owned subsidiaries in prior periods.

(3)
Adjusted to exclude a gain on disposal of a segment of the Bala and a segment of the Oakville subdivisions, together with the rail fixtures and certain passenger agreements, of $281 million, or $252 million after-tax ($0.57 per diluted share); and a net income tax expense of $28 million ($0.06 per diluted share) consisting of a $35 million income tax expense resulting from the enactment of higher provincial corporate income tax rates that was partly offset by a $7 million income tax recovery resulting from the recapitalization of a foreign investment.

(4)
Adjusted to exclude a gain on disposal of a segment of the Oakville subdivision, together with the rail fixtures and certain passenger agreements, of $40 million, or $36 million after-tax ($0.08 per diluted share); a gain on exchange of perpetual railroad operating easements including the track and roadway assets on specific rail lines in the amount of $29 million, or $18 million after-tax ($0.04 per diluted share) and an income tax expense of $5 million ($0.01 per diluted share) resulting from the enactment of higher provincial corporate income tax rates.

See cautionary statement on page 103 in respect of non-GAAP measures.

CN’s most recent stock split (two-for-one), which took the form of a stock dividend, occurred in November 2013. All information in this edition of the CN Investor Fact Book is presented on a pre-stock-split basis.

2013 CN INVESTOR FACT BOOK

FINANCIAL INFORMATION

	2012			2012 H1			2013 H1
Reported	Adjustments (3)	Adjusted	Reported	Adjustments (3)	Adjusted	Reported	Adjustments (4)	Adjusted

$9,920	–	$9,920	$4,889	–	$4,889	$5,132	–	$5,132

6,235	–	6,235	3,111	–	3,111	3,310	–	3,310

3,685	–	3,685	1,778	–	1,778	1,822	–	1,822

(342)	–	(342)	(172)	–	(172)	(177)	–	(177)

315	(281)	34	302	(281)	21	70	(69)	1

3,658	(281)	3,377	1,908	(281)	1,627	1,715	(69)	1,646

(978)	57	(921)	(502)	57	(445)	(443)	20	(423)

$2,680	$(224)	$2,456	$1,406	$(224)	$1,182	$1,272	$(49)	$1,223

62.9%		62.9%	63.6%		63.6%	64.5%		64.5%

$6.12	$(0.51)	$5.61	$3.18	$(0.51)	$2.67	$2.98	$(0.11)	$2.87

2013 CN INVESTOR FACT BOOK

CANADIAN NATIONAL RAILWAY COMPANY
RECONCILIATION OF NON-GAAP MEASURES 2010 – 2013

unaudited

in millions, except per share data, or unless otherwise indicated

Free cash flow

Year ended December 31,	2010	2011	2012

Net cash provided by operating activities	$2,999	$2,976	$3,060

Net cash used in investing activities	(1,383)	(1,729)	(1,421)

Net cash provided before financing activities	$1,616	$1,247	$1,639

Adjustments:

Dividends paid	(503)	(585)	(652)

Change in restricted cash and cash equivalents	–	499	22

Change in accounts receivable securitization	2	–	–

Effect of foreign exchange fluctuations on US dollar–denominated cash and cash equivalents	7	14	(3)

Free cash flow	$1,122	$1,175	$1,006

Adjusted debt-to-total capitalization ratio

December 31,	2010	2011	2012

Debt-to-total capitalization ratio (1)	35.0%	38.1%	38.5%

Add: Present value of operating lease commitments (2)	1.8%	1.9%	1.9%

Adjusted debt-to-total capitalization ratio	36.8%	40.0%	40.4%

Adjusted debt-to-adjusted EBITDA

Twelve months ended December 31,	2010	2011	2012

Debt	$6,071	$6,576	$6,900

Add: Present value of operating lease commitments (2)	494	542	559

Adjusted debt	$6,565	$7,118	$7,459

Operating income	$3,024	$3,296	$3,685

Add: Depreciation and amortization	834	884	924

EBITDA (excluding Other income)	3,858	4,180	4,609

Add: Deemed interest on operating leases	28	30	29

Adjusted EBITDA	$3,886	$4,210	$4,638

Adjusted debt-to-adjusted EBITDA	1.69 times	1.69 times	1.61 times

(1)	Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt, divided by the sum of total debt plus total shareholders’ equity.

(2)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

See cautionary statement on page 103 in respect of non-GAAP measures.

2013 CN INVESTOR FACT BOOK

FINANCIAL INFORMATION

Six months ended June 30,	2012 H1	2013 H1

	$1,336	$1,384

	(277)	(572)

	$1,059	$812

	(328)	(365)

	(27)	(24)

	–	–

	(1)	14

	$703	$437

June 30,	2012 H1	2013 H1

	37.8%	39.6%

	1.8%	1.9%

	39.6%	41.5%

Twelve months ended June 30,	2012	2013

	$6,775	$7,463

	542	610

	$7,317	$8,073

	$3,555	$3,729

	909	949

	4,464	4,678

	30	32

	$4,494	$4,710

	1.63 times	1.71 times

2013 CN INVESTOR FACT BOOK

SHAREHOLDER & INVESTOR CONTACT INFORMATION

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of
Canada

Offices in:
Montreal, Que., Toronto, Ont.,
Calgary, Alta., Vancouver, B.C.
Telephone: 1-800-564-6253
www.investorcentre.com/service

CO-TRANSFER AGENT AND
CO-REGISTRAR
Computershare Trust Company, N.A.
Att.: Stock Transfer Department

Overnight mail delivery:
250 Royall Street
Canton, MA 02021

Regular mail delivery:
P.O. Box 43070
Providence, RI 02940-3070

Telephone: 303-262-0600 or
1-800-962-4284

SHAREHOLDER SERVICES
Shareholders with questions
concerning their shares should
contact:

COMPUTERSHARE TRUST
COMPANY OF CANADA
Shareholder Services
100 University Avenue
9th Floor
Toronto, Ont. M5J 2Y1
Telephone: 1-800-564-6253
www.computershare.com

INVESTOR RELATIONS
Janet Drysdale
Vice-President, Investor Relations
Telephone: 514-399-0052

Paul Butcher
Manager, Investor Relations
Telephone: 514-399-4654
Fax: 514-399-5985
Email: investor.relations@cn.ca

MAILING ADDRESS
CN Investor Relations
935 de La Gauchetière St. W.
Floor 16
Montreal, Que. H3B 2M9

WWW.CN.CA/EN/INVESTORS

2013 CN INVESTOR FACT BOOK

Except where otherwise indicated, all financial information reflected in this document is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting its financial condition, results of operations and operational performance. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. In addition, certain statistical data are based on estimated data available at such time and are subject to change as more complete information becomes available. The reader is advised to read all information provided in this document in conjunction with the Company’s annual and interim Consolidated Financial Statements, Notes thereto and Management’s Discussion and Analysis.

The Company makes reference to non-GAAP measures in this document that do not have any standardized meaning prescribed by U.S. GAAP and are, therefore, not necessarily comparable to similar measures presented by other companies and, as such, should not be considered in isolation. Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of the specified items in the adjusted measures does not, however, imply that such items are necessarily non-recurring. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company defines free cash flow as the sum of net cash provided by operating activities, adjusted for changes in the accounts receivable securitization program, if any, and in cash and cash equivalents resulting from foreign exchange fluctuations; and net cash used in investing activities, adjusted for changes in restricted cash and cash equivalents, if any, the impact of major acquisitions, if any, and the payment of dividends. In addition, the Company believes that adjusted debt-to-total capitalization is a useful credit measure that aims to show the true leverage of the Company. Similarly, adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income in the calculation of EBITDA. A reconciliation of the various non-GAAP measures presented in this document to their comparable U.S. GAAP measures is provided on page 98 of this document.

The 2013 CN Investor Fact Book is printed on Rolland Opaque 50 paper, which contains 50 per cent post-consumer fibres, is certified EcoLogo, processed chlorine-free and FSC ® recycled certified.

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